Florianópolis, August 16th, 2006.

CE DF-0025/2006

RECEIVED

2006 SEP 15 A 8:38

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

SUPPL

06016850

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of the Second Quarterly 2006 Information Report, and the Minutes of the Seventy-second Meeting of the Board of Directors and the Notice to shareholders, transleted from Portuguese to English, which were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Juliana Dager
The Bank Of New York

PROCESSED

SEP 20 2006

THOMSON
FINANCIAL

9/15

Tractebel Energia
SUEZ

NOVO MERCADO BOVESPA – BRASIL

TBLE3

RECEIVED

2006 SEP 15 A 8:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TRACTEBEL ENERGIA S.A.

A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19

NOTICE TO SHAREHOLDERS

We hereby notify all Shareholders and the market in general that the Board of Directors of Tractebel Energia S.A., meeting on August 11 2006 pursuant to subsection XV of article 19 of the Company's bylaws, approved: (i) the credit of interest on shareholders' equity relative to the period from January 1 to June 30 2006, pursuant to article 9 of Law 9,249/95 and Deliberation 207/96 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM); and (ii) the distribution of interim dividends based on the financial statements raised on June 30 2006 pursuant to article 204 of Law 6,404/76 for the following values and conditions:

I – Interest on Shareholders' Equity

a) Value
The gross amount of the interest on shareholders' equity shall be R$114,000,000.00 (one hundred and fourteen million Reais), equivalent to R$0.174648 per share.

b) Record date
The record date for the entry of the interest on shareholders' equity to the Company's accounting records shall take place on August 31 2006, based on the shareholding position as of August 18 2006.

c) Share trading
The Company's shares shall be traded ex-interest on shareholders' equity as from August 21 2006.

d) Income tax withheld at source
Income tax at the rate of 15% shall be withheld from the amounts of interest on shareholders' equity due, except in the case of shareholders that are immune or exempt. Income tax shall be withheld at the rate of 25% for those shareholders resident or domiciled in countries where income is not taxed or where the maximum tax rate is less than 20%, pursuant to article 24 of Law 9,430 of December 1996.

e) Proof of immunity or exemption from withholding tax
Pursuant to the prevailing tax legislation, shareholders that are immune or exempt from withholding taxes must present proof of such immunity or exemption on or before August 23 2005, at the company's head offices at Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, Attn: Departamento de Planejamento e Gestão Tributária - PGT.

f) Computation of the interest for purposes of dividend calculation
The interest on shareholders' equity, net of taxes withheld, shall be computed as part of the minimum mandatory dividend pursuant to article 202 of Law 6,404/76.

g) Payment of interest on shareholders' equity
The interest on shareholders' equity shall be paid to shareholders according to the existing shareholder registration details at Banco Itaú S.A. on a date to be decided by the Board of Executive Officers and notified by a Notice to Shareholders in due course.

Tractebel Energia
SUEZ

II – Interim Dividends:

a) Value
The value of the interim dividends shall be R$ 324,000,000.00 (three hundred and twenty-four million Reais), corresponding to R$ 0.496367 per share.

b) Share trading
The Company's shares shall be traded ex-interim dividends as from August 21 2006;

c) Payout of interim dividends

The interim dividends shall be paid according to the existing shareholder registration details at Banco Itaú S.A., on a date to be decided by the Board of Executive Officers and notified by means of a Notice to Shareholders

Florianópolis, August 11 2006.

Marc Verstraete
Finance and Investor Relations Director

0151
RECEIVED
2006 SEP 15 A 8:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SEVENTY-SECOND MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On August 11 2006 at 9:00 a.m. at Av. Almirante Barroso, 52, 14th floor, room 1401, in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present Maurício Stolle Bähr, Jan Franciscus Maria Flachet, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Dirk Beeuwsaert, Pierre Michel Philippe Chareyre, Luiz Antonio Barbosa, José Pais Rangel and Antonio Alberto Gouvêa Vieira, and therefore all Board members being represented. The meeting was presided by the Chairman of the Board of Directors, Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt, should act as secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman opened the discussion on the **Day's Agenda** as itemized in the convening notice **CA-005/2006** of July 21 2006, as follows: **Item 1** – ANEEL auction of June 29. Results and analysis; **Item 2** - CIEN: Information and decision on strategies; **Item 3** – Judicial Processes: Situation and risks; **Item 4** – First semester 2006 results; **Item 5** – Ratification of the energy contracts; and **Item 6** – General subjects. **RESOLUTIONS: Item 1** – ANEEL auction of June 29. Results and analysis – The Chairman described to the Directors the Company's resources and contractual situation, together with the possibilities of participation in the A-3 auction, which took place on June 29 and 30 2006 for the sale of hydroelectric energy over a 30 year period, beginning 2009, according to the slides shown – the said slides being filed with the Company. The strategy and results of the A-3 auction were then presented and ratified with respect to energy sales from the Cana Brava and Itá hydroelectric power plants with 273 a(average)MW and 220 aMW at the price of BRL 131.05/MWh and BRL 124.99/MWh, respectively. The sale so finalized, will generate revenues of BRL 16,628,525,460.00 for the Company during the contractual period of 30 years. Having been put to the vote, the matter was **unanimously approved,** the Board of Executive Officers being authorized to sign the respective contracts and adopt all the other necessary measures relative to the auction; **Item 2** – CIEN: Information and decision on strategies – a slide presentation was made – the said slides filed with the Company - with respect to the background and current situation of the energy importation contract signed with CIEN. After discussions on the matter, **unanimous approval was given** to the decision to negotiate a joint solution with FURNAS on the question. The Board of Executive Officers is authorized to practice all acts necessary for the implementation of this resolution; **Item 3** – Judicial Processes: Situation and risks – A slide presentation was made – the respective slides being filed with the Company - as to the current status of the administrative and judicial actions involving the Company and its subsidiaries, particularly with respect to the way these actions are being managed by the appointed attorneys' offices, the values provisioned and related risks. The Directors concluded that the Company's situation in this respect is satisfactory and that the risks are no cause for concern. **Item 4** – First Semester 2006 Results – A slide presentation was made – the respective slides being filed with the Company – on the shareholding breakdown of the Company, its controlling company and its subsidiaries; a description of the generation assets; customer portfolio; the energy balance; new projects; financial performance; debt; capital expenditures plan; net revenues and net income and dividend policy. The Directors **unanimously** approved the Interim Balance Sheet for the First Semester of this year 2006, on the understanding that this is an adequate reflection of Company's equity and financial situation for the period; **Item 5** – Ratification of the energy contracts – **Unanimously approved and ratified** the contracts signed

Dirk Beeuwsaert Director	Victor-Frank de Paula Rosa Paranhos Director
Jan Franciscus Maria Flachet Director	Luiz Antônio Barbosa Director
Pierre Michel Philippe Chareyre Director	Antonio Alberto Gouvêa Vieira Director
José Pais Rangel Director	José Moacir Schmidt Secretary

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	3221-7316	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	3221-7002	-	-	
15 - E-MAIL				
previtali@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	3221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	3221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2006	31/12/2006	2	01/04/2006	30/06/2006	1	01/01/2006	31/03/2006

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
BDO Trevisan Auditores Independentes	00210-0
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Paulo Ricardo Pinto Alaniz	369.375.330-04

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Unidades)	1 - TRIMESTRE ATUAL 30/06/2006	2 - TRIMESTRE ANTERIOR 31/03/2006	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2005
Do Capital Integralizado			
1 - Ordinárias	652.742.192	652.742.192	652.667.123
2 - Preferenciais	0	0	75.069
3 - Total	652.742.192	652.742.192	652.742.192
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1120 - Energia Elétrica
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	15/12/2005	Juros Sobre Capital Próprio	19/04/2006	ON	0,0608200000
02	AGO	26/04/2006	Dividendo	05/05/2006	ON	0,7068500000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Unidades)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
11/08/2006	Marc Verstraete Diretor Financeiro e de Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2006	4 - 31/03/2006
1	Ativo Total	4.901.359	5.282.933
1.01	Ativo Circulante	679.619	1.062.312
1.01.01	Disponibilidades	4.663	6.564
1.01.02	Créditos	582.068	890.976
1.01.02.01	Titulos e Valores Mobiliários	207.700	410.811
1.01.02.02	Consumidores, Concess. e Permissionárias	275.018	302.454
1.01.02.03	Dividendos a Receber de Controladas	0	78.860
1.01.02.04	Cauções e Depósitos Vinculados	48.771	47.908
1.01.02.05	Devedores Diversos-Conc.Energia Elétrica	15.630	15.630
1.01.02.06	Créditos da Cta Cons.Combustivel-CCC/CDE	30.985	31.243
1.01.02.07	Adiantamento a Fornecedores	3.964	4.070
1.01.03	Estoques	20.203	15.836
1.01.04	Outros	72.685	148.936
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	8.185	8.726
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	38.537	76.468
1.01.04.03	Despesas Pagas Antecipadamente	1.460	4.423
1.01.04.04	Ativo Fiscal Diferido	16.628	50.852
1.01.04.05	Outros	7.875	8.467
1.02	Ativo Realizável a Longo Prazo	392.806	394.460
1.02.01	Créditos Diversos	90.363	122.541
1.02.01.01	Concessionárias e Permissionárias	6.208	7.561
1.02.01.02	Devedores Diversos-Conc.Energia Elétrica	20.685	24.191
1.02.01.03	Alienação de Bens e Direitos	63.470	90.789
1.02.02	Créditos com Pessoas Ligadas	2.374	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	2.374	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	300.069	271.919
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	7.132	7.231
1.02.03.02	Depósitos Judiciais	106.272	84.828
1.02.03.03	Ativo Fiscal Diferido	185.455	178.599
1.02.03.04	Outros	1.210	1.261
1.03	Ativo Permanente	3.828.934	3.826.161
1.03.01	Investimentos	940.694	909.588
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	938.578	907.472
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.02	Imobilizado	2.888.240	2.916.573
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2006	4 - 31/03/2006
2	Passivo Total	4.901.359	5.282.933
2.01	Passivo Circulante	538.350	1.086.920
2.01.01	Empréstimos e Financiamentos	163.117	187.092
2.01.02	Debêntures	5.128	16.166
2.01.03	Fornecedores	174.626	146.706
2.01.04	Impostos, Taxas e Contribuições	18.665	18.765
2.01.05	Dividendos a Pagar	3.192	495.487
2.01.05.01	Dividendos Prop./Juros s/Capital Próprio	3.192	495.487
2.01.06	Provisões	73.941	80.505
2.01.06.01	Contingências	14.020	23.306
2.01.06.02	Obrigações Estimadas	59.921	57.199
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	99.681	142.199
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	6.267	8.334
2.01.08.02	Benefício Pós-Emprego	31.786	48.526
2.01.08.03	Operações de Hedge - Swap	25.378	54.316
2.01.08.04	Obrigações com Programa P&D	20.841	15.864
2.01.08.05	Outros	15.409	15.159
2.02	Passivo Exigível a Longo Prazo	1.114.827	1.136.593
2.02.01	Empréstimos e Financiamentos	516.737	553.071
2.02.02	Debêntures	200.000	199.322
2.02.03	Provisões	87.925	97.845
2.02.03.01	Contingências	87.284	97.210
2.02.03.02	Obrigações Estimadas	641	635
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	310.165	286.355
2.02.05.01	Tributos e Contribuições Sociais	5.815	6.024
2.02.05.02	Benefícios Pós-Emprego	267.815	243.799
2.02.05.03	Passivo Fiscal Diferido	36.535	36.532
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	3.248.182	3.059.420
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	148.500	148.500
2.05.04.01	Legal	148.257	148.257
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	243	243
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	562.221	373.459

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2006	4 -31/03/2006

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
3.01	Receita Bruta de Vendas e/ou Serviços	657.555	1.297.194	611.101	1.212.002
3.01.01	Suprimento de Energia Elétrica	569.738	1.120.993	509.558	1.023.547
3.01.02	Fornecimento de Energia Elétrica	80.558	163.449	95.054	176.996
3.01.03	Serviço Prestado	3.552	7.115	3.496	6.787
3.01.04	Venda de Cinzas	2.948	4.603	2.383	3.853
3.01.05	Outras	759	1.034	610	819
3.02	Deduções da Receita Bruta	(58.414)	(114.064)	(73.695)	(150.971)
3.02.01	Impostos e Contribuições	(50.210)	(98.238)	(71.743)	(148.036)
3.02.02	Pesquisa e desenvolvimento	(6.126)	(12.354)	0	0
3.02.03	Repasse - CCC/CDE - Venda de Cinzas	(2.078)	(3.472)	(1.952)	(2.935)
3.03	Receita Liquida de Vendas e/ou Serviços	599.141	1.183.130	537.406	1.061.031
3.04	Custo de Bens e/ou Serviços Vendidos	(252.151)	(470.778)	(230.357)	(466.096)
3.04.01	Pessoal	(23.866)	(41.782)	(25.091)	(40.723)
3.04.02	Material	(3.480)	(6.598)	(5.242)	(8.909)
3.04.03	Serviço de Terceiro	(9.722)	(17.787)	(10.436)	(18.009)
3.04.04	Combustível p/ Produção Energia Elétrica	(38.787)	(62.155)	(24.121)	(53.980)
3.04.05	Compens.Financ. p/Utiliz.Rec. Hídricos	(7.359)	(19.369)	(7.472)	(19.010)
3.04.06	Depreciação / Amortização	(39.318)	(78.810)	(40.151)	(80.272)
3.04.07	Energia Elétrica Comprada p/Revenda	(130.659)	(244.358)	(117.010)	(231.449)
3.04.08	Outros	1.040	81	(834)	(13.744)
3.05	Resultado Bruto	346.990	712.352	307.049	594.935
3.06	Despesas/Receitas Operacionais	(43.980)	(94.453)	(43.445)	(88.319)
3.06.01	Com Vendas	(41.947)	(81.879)	(30.156)	(58.743)
3.06.01.01	Encargos de Uso da Rede Elétrica	(39.938)	(79.216)	(26.819)	(53.181)
3.06.01.02	Outras	(2.009)	(2.663)	(3.337)	(5.562)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
3.06.02	Gerais e Administrativas	(7.406)	(39.640)	(21.459)	(42.134)
3.06.02.01	Pessoal	(12.255)	(20.030)	(11.532)	(18.539)
3.06.02.02	Serviço de Terceiro	(5.219)	(10.416)	(7.072)	(11.154)
3.06.02.03	Depreciação / Amortização	(307)	(615)	(271)	(595)
3.06.02.04	Provisões Operacionais, líquida	18.975	15.937	5.036	1.559
3.06.02.05	Pesquisa e Desenvolvimento	484	(9.151)	0	0
3.06.02.06	Taxa de Fiscalização	(2.003)	(4.006)	(2.191)	(4.042)
3.06.02.07	Contribuições e Doações	(1.110)	(2.199)	(1.220)	(2.143)
3.06.02.08	Outras	(5.971)	(9.160)	(4.209)	(7.220)
3.06.03	Financeiras	(25.733)	(24.511)	(15.814)	(43.228)
3.06.03.01	Receitas Financeiras	25.964	51.296	6.478	35.323
3.06.03.01.01	Rendas de Aplicações Financeiras	10.845	24.591	3.072	29.484
3.06.03.01.02	Juros	11.142	12.467	457	1.814
3.06.03.01.03	Variação Monetária	3.327	6.499	530	1.339
3.06.03.01.04	Outras	650	7.739	2.419	2.686
3.06.03.02	Despesas Financeiras	(51.697)	(75.807)	(22.292)	(78.551)
3.06.03.02.01	Encargos de Emprést.,Financ.e Debêntures	(22.012)	(45.644)	(25.225)	(47.614)
3.06.03.02.02	Encargos de Prov.Operacionais, líquidas	(2.002)	(4.107)	(2.289)	(4.564)
3.06.03.02.03	Encargos de Tributos e Contrib. Sociais	(82)	(187)	(98)	(7.243)
3.06.03.02.04	Encargos de Obrig.Contr. Fundação ELOS	(1.637)	(3.612)	(1.578)	(3.184)
3.06.03.02.05	Encargos do Passivo Atuarial	(9.759)	(19.518)	(8.067)	(16.531)
3.06.03.02.06	Variação Monetária de Debêntures	(2.187)	(3.161)	911	911
3.06.03.02.07	Var. Monet. Prov.Operacionais, líquida	(471)	(1.243)	(1.793)	(3.126)
3.06.03.02.08	Var. Monet. Obrig.Contr. Fundação ELOS	(263)	(1.625)	(2.235)	(4.045)
3.06.03.02.09	Variação Monetária - Outras	(476)	(2.611)	(32)	(201)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
3.06.03.02.10	Var.Cambial Empréstimos e Financiamentos	(7.405)	25.100	96.419	104.651
3.06.03.02.11	Var.Cambial Aplicações Financeiras	145	(859)	(3.063)	(2.158)
3.06.03.02.12	Variação Cambial - Outras	(22)	3	(98)	(624)
3.06.03.02.13	Perdas com Swap de Taxa de Câmbio/Juros	(239)	(10.281)	(67.607)	(84.460)
3.06.03.02.14	Outras	(5.287)	(8.062)	(7.537)	(10.363)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	31.106	51.577	23.984	55.786
3.06.06.01	Equivalência Patrimonial	32.792	54.650	25.670	59.159
3.06.06.02	Amortização Ágio na Partic. Empresas	(1.686)	(3.373)	(1.686)	(3.373)
3.06.06.03	Equiv.Patrim.s/Ajuste Exercício Anterior	0	300	0	0
3.07	Resultado Operacional	303.010	617.899	263.604	506.616
3.08	Resultado Não Operacional	(34.622)	17.046	(52)	(110)
3.08.01	Receitas	(32.618)	45.814	38	66
3.08.02	Despesas	(2.004)	(28.768)	(90)	(176)
3.09	Resultado Antes Tributação/Participações	268.388	634.945	263.552	506.506
3.10	Provisão para IR e Contribuição Social	(52.255)	(51.759)	(42.612)	(111.524)
3.10.01	Contribuição Social	(18.456)	(18.456)	(8.700)	(22.663)
3.10.02	Imposto de Renda	(33.799)	(33.303)	(33.912)	(88.861)
3.11	IR Diferido	(27.371)	(50.618)	(486)	(2.301)
3.11.01	Contribuição Social	(2.814)	(33.854)	(2.863)	(7.744)
3.11.02	Imposto de Renda	(24.557)	(16.764)	2.377	5.443
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	188.762	532.568	220.454	392.681
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO	0,28918	0,81589	0,33774	0,60159
	PREJUÍZO POR AÇÃO				

NOTA 1 – CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Cogeração Lages, é de 5.860 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas.

A capacidade de fornecimento de energia elétrica da Companhia, incluindo o contrato para compra de longo prazo firmado com a controlada Itá Energética S.A. - ITASA é de 5.896 MW.

Em 20 de junho de 2006, por determinação da ANEEL, a capacidade de fornecimento foi reduzida em 72 MW, em virtude da atual incapacidade de cumprimento dos valores de garantia física por parte da Companhia de Interconexão Energética - CIEN. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia.

NOTA 2 – APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Os valores apresentados nas Informações Trimestrais – ITR (textos e tabelas) estão expressos em milhares (de reais e outras moedas), exceto onde indicado de maneira diferente.

As notas explicativas às Demonstrações Financeiras de 31.12.2005 complementam as notas destas Informações Trimestrais, apresentadas de formas resumidas.

Alguns valores das demonstrações do resultado do trimestre e semestre findos em 30.06.2005 foram reclassificados de forma a permitir uma melhor análise comparativa.

Práticas Contábeis

As Informações Trimestrais foram elaboradas segundo as práticas contábeis adotadas no Brasil, as quais são consistentes com aquelas adotadas para a elaboração das Demonstrações Financeiras de 31.12.2005 e Informações Trimestrais anteriores, exceto pelas mudanças de critérios contábeis, a partir de 01.01.2006, a saber:

a) Provisão para grandes manutenções

A prática contábil adotada para o reconhecimento da provisão para grandes manutenções do parque gerador da Companhia foi modificada, em atendimento ao Comunicado Técnico nº 01/2006, do Instituto dos Auditores Independentes do Brasil – IBRACON (ver Nota 19-c).

b) Aplicação de recursos em pesquisa e desenvolvimento

A Companhia, de acordo com a legislação em vigor, está obrigada a aplicar, anualmente, o montante de, no mínimo, um por cento (vinte e cinco centésimos por cento, até 31.12.2005) de sua receita operacional líquida em pesquisa e desenvolvimento do setor elétrico.

04.01 - NOTAS EXPLICATIVAS

O critério de contabilização destes recursos destinados a pesquisa e desenvolvimento foi alterado conforme orientação contida em Interpretação Técnica nº 03/2006, do Instituto dos Auditores Independentes do Brasil – IBRACON.

O procedimento contábil que vinha sendo adotado pela Companhia e que prevalecia no setor elétrico brasileiro era o de registrar a aplicação destes recursos a medida em que os programas eram executados e os gastos incorridos. Esse procedimento prejudicava o atendimento ao princípio do confronto da receita e despesa, uma vez que o mês da aplicação dos recursos não coincidia com o da competência da receita.

De acordo com o novo procedimento contábil, a parcela da receita da Companhia destinada à aplicação em programas de pesquisa e desenvolvimento do setor elétrico está sendo reconhecida no mesmo mês de competência da receita, na rubrica "Aplicação em pesquisa e desenvolvimento", no grupo Dedução da Receita Operacional Bruta.

As obrigações da Companhia correspondentes aos projetos de pesquisa e desenvolvimento relativos aos períodos anteriores ao do ciclo de receita de 2006, no montante de R$ 9.635, foram reconhecidas, no primeiro trimestre de 2006, na rubrica "Pesquisa e desenvolvimento", no grupo Despesas Operacionais.

c) Subvenção de combustível (CCC/CDE)

De acordo com a orientação contida em Despacho nº 657/2006 da Agência Nacional de Energia Elétrica – ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que vinha sendo registrado na receita operacional, na rubrica "Subvenção Combustível – CCC/CDE" passou a ser apresentado em conta retificadora do custo de produção de energia elétrica, na conta "combustível para produção de energia elétrica". Os montantes de R$ 85.669 e R$ 182.793, relativos ao segundo trimestre e primeiro semestre de 2005, apresentados na receita de subvenção nas Informações Trimestrais de 30.06.2005, foram reclassificados, de modo a permitir uma melhor análise comparativa entre os períodos apresentados.

Demonstrações financeiras consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as Companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado.

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	30.06.2006	**31.03.2006**	**30.06.2006**	**31.03.2006**
Certificado de Depósito Bancário – CDB	92.711	147.220	127.931	214.325
Certificado de Depósito Interbancário – CDI	-	-	64	62
Letras do Tesouro Nacional – LTN	122.561	269.024	122.561	269.024
Letras Financeiras do Tesouro – LFT	75	73	75	388
Notas do Banco Central – NBC - E	18.015	18.745	29.311	30.320
Notas do Tesouro Nacional – NTN - D	-	-	4.711	4.591
Operações Compromissadas com Títulos Públicos Federais	22.575	23.986	29.914	71.146
Operações Compromissadas com Títulos Públicos Privados	-	-	9.002	466
(-) Garantia de operações de *swaps* no Fundo de Investimentos Exclusivo	(36.341)	(36.341)	(36.341)	(36.341)
	219.596	**422.707**	**287.228**	**553.981**
(-) Provisão para perdas em aplicações financeiras	(11.896)	(11.896)	(17.427)	(17.427)
	207.700	**410.811**	**269.801**	**536.554**

A Companhia possui Fundo de Investimentos Exclusivo composto por LTN, operações compromissadas e operações de *swaps* realizadas no mercado de balcão, em que o Fundo fica ativo em moeda estrangeira (Dólar, Euro e Libra) e passivo em CDI. As aplicações neste Fundo estão segregadas nas demonstrações financeiras de acordo com as suas naturezas.

O saldo do Fundo inclui o valor de R$ 36.341, relativo a garantia contratual das operações de *swaps*, o qual somente poderá ser resgatado quando do vencimento do último contrato de *swap*, em dezembro de 2006. Este montante está apresentado no ativo circulante, na rubrica "Cauções e depósitos vinculados".

A provisão para perdas em aplicações financeiras refere-se a aplicações em CDB que a Companhia e sua controladora Companhia Energética Meridional – CEM possuem no Banco Santos, o qual teve a falência decretada em 2005.

NOTA 4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	Controladora				
	30.06.2006				31.03.2006
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	26.355	79	6	26.440	30.510
Concessionárias	169.805	-	-	169.805	183.854
Comercializadoras	62.686	-	-	62.686	64.390
Exportação	6.574	-	740	7.314	9.740
Transações no âmbito do MAE					
- Transações correntes	-	-	-	-	4.907
- Recomposição tarifária extra-ordinária - RTE	8.613	96	-	8.709	8.988
- Agentes com ações judiciais ou inadimplentes	109.873	-	11.947	121.820	121.810
	118.486	96	11.947	130.529	135.705
	383.906	**175**	**12.693**	**396.774**	**424.199**
(-) Provisão para créditos de liquidação duvidosa	(109.856)	-	(11.900)	(121.756)	(121.745)
	274.050	**175**	**793**	**275.018**	**302.454**
Longo prazo					
Transações no âmbito do MAE					
- Recomposição tarifária extra-ordinária - RTE	6.208	-	-	6.208	7.561
	6.208	**-**	**-**	**6.208**	**7.561**

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	30.06.2006				31.03.2006
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	64.643	249	6	64.898	60.335
Concessionárias	172.439	-	-	172.439	186.384
Comercializadoras	58.324	-	-	58.324	54.435
Exportação	6.574	-	740	7.314	9.740
Transações no âmbito do MAE					
- Transações correntes	111	-	-	111	5.091
- Recomposição tarifária extra-ordinária - RTE	8.613	96	-	8.709	8.988
- Agentes com ações judiciais ou inadimplentes	110.498	-	13.944	124.442	124.422
	119.222	96	13.944	133.262	138.501
	421.202	**345**	**14.690**	**436.237**	**449.395**
(-) Provisão para créditos de liquidação duvidosa	(110.481)	-	(12.029)	(122.510)	(122.499)
	310.721	**345**	**2.661**	**313.727**	**326.896**
Longo prazo					
Transações no âmbito do MAE					
- Recomposição tarifária extra-ordinária - RTE	6.208	-	-	6.208	7.561
	6.208	-	-	6.208	7.561

Os valores vencidos há mais de 90 dias relativos a transações no âmbito do CCEE/MAE referem-se a débitos de agentes inadimplentes na 1ª liquidação do Mercado Atacadista de Energia Elétrica - MAE, realizada em 30.12.2002. Tais valores estão sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido débito, a Companhia mantém provisão para créditos de liquidação duvidosa, independentemente das ações aplicáveis ao caso.

A provisão para devedores duvidosos sobre os valores vincendos foi constituída em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do MAE no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Acordo Geral do Setor Elétrico.

NOTA 5 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS A RECUPERAR

	Controladora		Consolidado	
	30.06.2006	31.03.2006	30.06.2006	31.03.2006
Circulante				
ICMS	42.574	42.527	44.213	44.056
Imposto de renda	28.011	55.761	29.404	57.031
Contribuição social	977	19.397	1.257	19.677
COFINS	512	-	2.926	52
INSS	7.701	134	7.701	134
Outros	113	-	637	11
	79.888	**117.819**	**86.138**	**120.961**
(-) Provisão para perdas na recuperação de créditos de ICMS	(41.351)	(41.351)	(41.351)	(41.351)
	38.537	**76.468**	**44.787**	**79.610**
Longo prazo				
ICMS	2.492	2.449	5.212	5.382
COFINS	3.814	3.929	3.824	3.931
Outros	826	853	828	863
	7.132	**7.231**	**9.864**	**10.176**

A provisão para perdas na realização de crédito acumulado de ICMS decorrente da aquisição de gás natural para produção de energia elétrica na UTE William Arjona, no Estado do Mato Grosso do Sul, foi constituída em virtude da dificuldade de compensação total dos créditos naquele Estado, tendo em vista que a venda de energia elétrica ocorria com diferimento de ICMS.

04.01 - NOTAS EXPLICATIVAS

NOTA 6 – ATIVO FISCAL DIFERIDO

	Controladora				
	30.06.2006				31.03.2006
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Remuneração das Imobilizações em Curso – RIC	136.667	34.167	-	34.167	34.167
Benefícios pós-emprego	149.819	37.455	13.483	50.938	54.707
Provisão para créditos de liquidação duvidosa	121.756	30.439	10.958	41.397	41.393
Provisão para contingências	101.304	25.326	9.117	34.443	40.976
Provisão para depreciação acelerada UTE William Arjona	30.202	7.551	2.718	10.269	10.552
Provisão para perdas com créditos de ICMS	41.351	10.338	3.722	14.060	14.060
Provisão para perdas em aplicações financeiras	11.896	2.974	1.071	4.045	4.045
Participação de empregados nos lucros e bônus gerencial	8.738	2.184	787	2.971	5.100
Provisão honorários advocatícios	641	160	58	218	216
Ajuste a valor presente da alienação da UTE Jacuí	28.163	7.041	2.534	9.575	-
Prejuízo Fiscal	-	-	-	-	22.251
Base negativa da contribuição social	-	-	-	-	1.984
		157.635	44.448	202.083	229.451
Classificação do ativo fiscal diferido:					
Circulante		13.131	3.497	16.628	50.852
Realizável a longo prazo		144.504	40.951	185.455	178.599
		157.635	44.448	202.083	229.451

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	30.06.2006				31.03.2006
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Remuneração das Imobilizações em Curso – RIC	136.667	34.167	-	34.167	34.167
Benefícios pós-emprego	149.819	37.455	13.483	50.938	54.707
Provisão para créditos de liquidação duvidosa	122.510	30.628	11.026	41.654	41.649
Provisão para contingências	103.957	25.989	9.356	35.345	41.855
Provisão para depreciação acelerada UTE William Arjona	30.202	7.551	2.718	10.269	10.552
Provisão para perdas com créditos de ICMS	41.351	10.338	3.722	14.060	14.060
Provisão para perdas em aplicações financeiras	17.427	4.357	1.569	5.926	5.926
Participação de empregados nos lucros e bônus gerencial	8.738	2.184	787	2.971	5.100
Provisão honorários advocatícios	641	160	58	218	216
Ajuste a valor presente da alienação da UTE Jacuí	28.163	7.041	2.534	9.575	-
Prejuízo Fiscal	10.961	2.740	-	2.740	26.498
Base negativa da contribuição social	11.412	-	1.026	1.026	3.553
		162.610	46.279	208.889	238.283
Classificação do ativo fiscal diferido:					
Circulante		15.154	4.221	19.375	54.964
Realizável a longo prazo		147.456	42.058	189.514	183.319
		162.610	46.279	208.889	238.283

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e da base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos períodos subseqüentes.

04.01 - NOTAS EXPLICATIVAS

O horizonte de realização do ativo fiscal diferido a longo prazo e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

	30.06.2006	
	Controladora	Consolidado
Ativo fiscal diferido, registrado		
2007	10.050	11.432
2008	10.163	10.346
2009	20.197	22.261
2010	29.204	29.338
2011 e 2012	63.025	63.321
2013 a 2016	52.816	52.816
	185.455	**189.514**
Ativo fiscal diferido, não registrado		
Julho de 2016 em diante	**22.998**	**22.998**
	208.453	**212.512**

O ativo fiscal diferido não registrado corresponde a Remuneração das Imobilizações em Curso – RIC. A sua realização ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido, no valor de R$ 22.998, em observância à Instrução CVM nº 371/02.

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	30.06.2006		30.06.2005	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**634.945**	**634.945**	**506.506**	**506.506**
Diferenças permanentes				
Adições				
Amortização de ágio	-	3.373	-	3.373
Doações incentivadas	1.072	1.072	304	304
Outras	158	1.651	-	827
Exclusões				
Equivalência patrimonial	(54.950)	(54.950)	(59.159)	(59.159)
Provisão para perdas da UTE Jacuí	-	(303.131)	-	-
Juros sobre o capital próprio			(110.000)	(110.000)
Remuneração das Imobilizações em Curso – RIC	-	(78.078)	-	(6.815)
Outras	-	-	(3)	-
(=) Base de cálculo dos tributos no resultado	**581.225**	**204.882**	**337.648**	**335.036**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(52.310)**	**(51.221)**	**(30.388)**	**(83.760)**
Incentivos fiscais	-	1.072	-	304
Outros	-	82	(19)	38
(=) Contrib. social e imposto renda no resultado	**(52.310)**	**(50.067)**	**(30.407)**	**(83.418)**
Composição dos tributos no resultado:				
Corrente	(18.456)	(33.303)	(22.663)	(88.861)
Diferido	(33.854)	(16.764)	(7.744)	5.443
	(52.310)	**(50.067)**	**(30.407)**	**(83.418)**

	Consolidado			
	30.06.2006		30.06.2005	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**661.362**	**661.362**	**534.424**	**534.424**
Diferenças permanentes				
Adições				
Amortização de ágio	-	3.373	-	3.373
Doações incentivadas	1.222	1.222	454	454
Outras	160	1.753	-	1.154
Exclusões				
Juros sobre o capital próprio			(110.000)	(110.000)
Provisão para perdas da UTE Jacuí	-	(303.131)	-	-
Remuneração das Imobilizações em Curso – RIC	-	(78.078)	-	(6.815)
Ajuste de controlada tributada pelo lucro presumido	(2.522)	(3.265)	(4.262)	(4.983)
Ajuste de exercício anterior de controladas	(300)	(300)	-	-
Outras	-	-	(2)	-
(=) Base de cálculo dos tributos no resultado	**659.922**	**282.936**	**420.614**	**417.607**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(59.394)**	**(70.734)**	**(37.855)**	**(104.403)**
Incentivos fiscais	-	1.222	-	454
Outros	-	112	(19)	80
(=) Contrib. social e imposto renda no resultado	**(59.394)**	**(69.400)**	**(37.874)**	**(103.869)**
Composição dos tributos no resultado:				
Corrente	(25.593)	(52.780)	(29.670)	(108.028)
Diferido	(33.801)	(16.620)	(8.204)	4.159
	(59.394)	**(69.400)**	**(37.874)**	**(103.869)**

NOTA 8 – ALIENAÇÃO DE BENS E DIREITOS

Em junho de 2004 e julho de 2005, a Companhia transferiu 33,33%, em cada ano, do projeto Jacuí à Elétrica Jacuí S.A. - ELEJA. A ELEJA é uma sociedade de propósito específico, controlada por sociedade detentora dos direitos de exploração de jazidas de carvão mineral na região do projeto Jacuí. Nos termos do contrato de transferência, o então percentual remanescente da Companhia no projeto Jacuí ficou sendo objeto de opções recíprocas de compra, pela ELEJA, e de venda, pela Companhia. Em 28.03.2006 a ELEJA adquiriu da Companhia participação remanescente de 33,34% do projeto Jacuí, passando a ser titular da totalidade do mesmo, mediante o exercício da segunda das suas opções de compra previstas no contrato. Nos termos do contrato, a ELEJA assumiu a responsabilidade pela conclusão do projeto Jacuí.

De acordo com as condições contratuais os valores da venda estão sendo atualizados pelo IGP-DI e serão recebidos em 36 parcelas a partir da data de inicio da operação comercial da UTE Jacuí ou da data que se completarem quatro anos, contados a partir da venda e exercícios de opção de compra, o que ocorrer primeiro.

Considerando que os valores contratuais estão a preço futuro, a Companhia procedeu o seu ajuste a valor presente aplicando a taxa de desconto de 10% a.a. O valor nominal e o valor presente, em 30.06.2006, na controladora e no consolidado, são como se segue:

Valor da alienação	91.633
(-) Ajuste a valor presente	(28.163)
	63.470

NOTA 9 – INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	30.06.2006	31.03.2006	30.06.2006	31.03.2006
Participações societárias permanentes avaliadas pelo método de equivalência patrimonial	938.578	907.472	38.129	39.815
Bens e direitos de uso futuro e destinados à alienação	1.742	1.742	1.742	1.742
Outros investimentos	374	374	374	374
	940.694	909.588	40.245	41.931

b) Participações societárias permanentes

			No trimestre	Acumulado	30.06.2006	31.03.2006
Empresas	Lote de Mil Ações ou Quotas da Cia	Partici-pação (%)	Lucro	Lucro (Prejuízo)	Patrimônio Líquido	Patrimônio Líquido
Itá Energética S.A. – ITASA	253.607	48,75	7.789	13.436	559.377	551.586
Companhia Energética Meridional - CEM	344.528	99,99	24.163	45.487	577.634	553.470
Lages Bioenergética Ltda	30.530	99,99	2.011	4.765	37.182	35.172
Tractebel Energia Comercializadora Ltda	4.200	99,99	2.821	(2.152)	12.931	10.111
Delta Energética S.A.	10	99,99	-	-	6	6

c) Movimentação dos investimentos

No trimestre

Empresas	Saldo em 31.03.2006	Resultado da Equivalência Patrimonial	Amortização do Ágio	Saldo em 30.06.2006
Itá Energética S.A. – ITASA				
Equivalência Patrimonial	268.898	3.797	-	272.695
Ágio	9.726	-	(572)	9.154
Companhia Energética Meridional - CEM				
Equivalência Patrimonial	553.471	24.163	-	577.634
Ágio	30.090	-	(1.114)	28.976
Lages Bioenergética Ltda	35.171	2.011	-	37.182
Tractebel Energia Comercializadora Ltda	10.110	2.821	-	12.931
Delta Energética S.A.	6	-	-	6
	907.472	32.792	(1.686)	938.578

O ágio na aquisição dos investimentos tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

Acumulado

Empresas	Saldo em 31.12.2005	Aumento de Capital	Resultado da Equivalência Patrimonial	Ajuste Exerc. Anterior	Amortiza-ção do Ágio	Saldo em 30.06.2006
Itá Energética S.A. – ITASA						
Equivalência Patrimonial	266.146	-	6.549	-	-	272.695
Ágio	10.299	-	-	-	(1.145)	9.154
Companhia Energética Meridional - CEM						
Equivalência Patrimonial	532.009	-	45.486	139	-	577.634
Ágio	31.204	-	-	-	(2.228)	28.976
Lages Bioenergética Ltda	32.255	-	4.766	161	-	37.182
Tractebel Energia Comercializadora Ltda	13.082	2.000	(2.151)	-	-	12.931
Delta Energética S.A.	6	-	-	-	-	6
	885.001	2.000	54.650	300	(3.373)	938.578

d) Sustentabilidade e desenvolvimento limpo na Lages Bioenergética Ltda.

A Usina de Co-geração de Lages, no ano de 2006, obteve o registro no Comitê Executivo de Mecanismo do Desenvolvimento Limpo (MDL) da ONU por utilizar resíduos de madeira para negociar créditos de carbono.

04.01 - NOTAS EXPLICATIVAS

O mercado de comercialização de créditos de carbono movimenta as economias de países desenvolvidos e em desenvolvimento desde fevereiro de 2005, quando entrou em vigor o Protocolo de Kyoto. Para chegar até a condição de potencial comercializadora dos créditos, a Companhia teve que cumprir uma série de exigências de diferentes organismos, como o próprio Protocolo de Kyoto, as Nações Unidas, o Governo Federal e auditores independentes.

A usina, que consome 15 mil toneladas de resíduos de madeira/mês, demonstrou que vai reduzir e, em conseqüência, negociar 220 mil toneladas equivalentes de CO2 por ano. A Companhia ainda não tem firmado nenhum contrato de comercialização de crédito de CO2.

NOTA 10 – ATIVO IMOBILIZADO

a) Composição

	Consolidado					
	30.06.2006				31.03.2006	
	Taxas médias de depreciação	Custo corrigido	Depreciação/ amortização acumulada	Valor líquido	Valor líquido	Empresa
Imobilizações em Serviço						
Intangível						
Direito de exploração UHE Cana Brava	3,2	88.664	(11.219)	77.445	78.156	CEM
Tangível						
Geração Hidráulica						
UHE Salto Santiago	2,5	639.333	(482.823)	156.510	159.788	Controladora
UHE Salto Osório	2,8	297.694	(232.601)	65.093	67.170	Controladora
UHE Passo Fundo	2,5	123.116	(91.337)	31.779	32.520	Controladora
UHE Itá (em consórcio)	2,3	1.781.271	(239.512)	1.541.759	1.551.965	Controladora/ ITASA
UHE Machadinho (em consórcio)	2,4	179.944	(17.959)	161.985	162.166	Controladora
UHE Cana Brava	2,5	871.367	(82.782)	788.585	793.914	CEM
		3.892.725	(1.147.014)	2.745.711	2.767.523	
Geração Térmica						
Complexo Jorge Lacerda	4,3	2.456.849	(1.224.697)	1.232.152	1.257.396	Controladora
UTE Charqueadas	4,4	54.833	(48.805)	6.028	6.208	Controladora
UTE Alegrete	4,1	8.101	(7.259)	842	854	Controladora
UTE William Arjona	4,3	174.458	(69.083)	105.375	106.459	Controladora
Unidade de Cogeração Lages	4,3	72.452	(6.599)	65.853	62.292	Lages
		2.766.693	(1.356.443)	1.410.250	1.433.209	
Sistema de Comunicação	6,1	1.102	(1.102)	-	-	Consolidado
Equipamentos Gerais e Outros	10,0	40.659	(22.983)	17.676	16.939	Consolidado
Total das imobilizações em serviço		6.789.843	(2.538.761)	4.251.082	4.295.827	

04.01 - NOTAS EXPLICATIVAS

Total das imobilizações em serviço	6.789.843	(2.538.761)	4.251.082	4.295.827	
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá (custos retardatários)	4.940	-	4.940	4.883	Controladora/ITASA
UHE Cana Brava (obra de adição)	2.382	-	2.382	1.757	CEM
UHE S. Santiago (obra de adição)	2.288	-	2.288	2.677	Controladora
UHE S. Osório (obra de adição)	20.912	-	20.912	17.219	Controladora
UHE Machadinho (custos retardatários)	139	-	139	103	Controladora
Outros	644	-	644	622	Controladora
	31.305	-	31.305	27.261	
Geração Térmica					
UTE J. Lacerda (obra de adição)	14.542	-	14.542	6.590	Controladora
UTE Charqueadas (obra de adição)	1.894	-	1.894	2.206	Controladora
Unidade de Cogeração Lages	615	-	615	3.809	Lages
Outros	243	-	243	243	Controladora
	17.294	-	17.294	12.848	
Equipamentos Gerais e Outros	4.885	-	4.885	5.145	Controladora
	53.484	-	53.484	45.254	
Total das imobilizacões	6.843.327	(2.538.761)	4.304.566	4.341.081	
Obrigações especiais	(9.619)	-	(9.619)	(9.619)	Controladora/Lages
	6.833.708	(2.538.761)	4.294.947	4.331.462	

b) Mutação do ativo imobilizado

	Controladora			Consolidado		
	Em serviço	Em Curso	Total	Em serviço	Em Curso	Total
Saldo em 31.12.2005	**2.921.704**	**63.947**	**2.985.651**	**4.336.126**	**74.031**	**4.410.157**
Aquisições	-	8.242	8.242	30	9.127	9.157
Transferências	10.516	(10.516)	-	10.726	(10.726)	-
Depreciação	(41.074)	-	(41.074)	(51.043)	-	(51.043)
Baixas	(8)	(26.744)	(26.752)	(12)	(27.178)	(27.190)
Saldo em 31.03.2006	**2.891.138**	**34.929**	**2.926.067**	**4.295.827**	**45.254**	**4.341.081**
Aquisições	-	12.755	12.755	-	14.599	14.599
Transferências	1.995	(1.995)	-	6.369	(6.369)	-
Depreciação	(39.626)	-	(39.626)	(49.648)	-	(49.648)
Baixas	(1.462)	-	(1.462)	(1.466)	-	(1.466)
	2.852.045	**45.689**	**2.897.734**	**4.251.082**	**53.484**	**4.304.566**
Obrigações Especiais	(9.494)	-	(9.494)	(9.619)	-	(9.619)
Saldo em 30.06.2006	**2.842.551**	**45.689**	**2.888.240**	**4.241.463**	**53.484**	**4.294.947**

NOTA 11 – FORNECEDORES

	Controladora		Consolidado	
	30.06.2006	31.03.2006	30.06.2006	31.03.2006
Energia elétrica	68.664	55.338	60.748	41.042
Encargos de uso da rede elétrica	38.218	37.036	42.500	41.319
Combustíveis fósseis / biomassa	51.356	39.798	51.530	40.023
Materiais e serviços	16.388	14.534	22.047	20.591
	174.626	146.706	176.825	142.975

NOTA 12 – EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	30.06.2006			31.03.2006		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	51.918	231.551	283.469	78.298	244.859	323.157
Instituições financeiras	10.261	127.224	137.485	10.300	123.956	134.256
Encargos	10.978	-	10.978	13.578	-	13.578
	73.157	358.775	431.932	102.176	368.815	470.991
Moeda Nacional						
ELETROBRÁS	77.104	134.931	212.035	72.017	158.125	230.142
Instituições financeiras	12.574	23.031	35.605	12.416	26.131	38.547
Encargos	282	-	282	483	-	483
	89.960	157.962	247.922	84.916	184.256	269.172
	163.117	516.737	679.854	187.092	553.071	740.163

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	30.06.2006			31.03.2006		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	51.918	231.551	283.469	78.298	244.859	323.157
Instituições financeiras	10.261	127.224	137.485	10.300	123.956	134.256
Encargos	10.978	-	10.978	13.578	-	13.578
	73.157	358.775	431.932	102.176	368.815	470.991
Moeda Nacional						
ELETROBRÁS	77.104	134.931	212.035	72.017	158.125	230.142
Instituições financeiras	60.926	311.764	372.690	60.484	325.473	385.957
Encargos	1.500	-	1.500	1.920	-	1.920
	139.530	446.695	586.225	134.421	483.598	618.019
	212.687	805.470	1.018.157	236.597	852.413	1.089.010

b) Mutação dos empréstimos e financiamentos:

	Controladora			Consolidado		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Saldo em 31.12.2005	**194.135**	**601.949**	**796.084**	**243.343**	**911.138**	**1.154.481**
Transferências	22.760	(22.760)	-	34.975	(34.975)	-
Encargos gerados	17.699	-	17.699	26.025	950	26.975
Variações monetárias/ cambiais	(6.387)	(26.118)	(32.505)	(6.387)	(24.700)	(31.087)
Amortizações	(41.115)	-	(41.115)	(61.359)	-	(61.359)
Saldo em 31.03.2006	**187.092**	**553.071**	**740.163**	**236.597**	**852.413**	**1.089.010**
Transferências	40.267	(40.267)	-	52.505	(52.505)	-
Encargos gerados	17.907	-	17.907	26.085	624	26.709
Variações monetárias/ cambiais	3.472	3.933	7.405	3.472	4.938	8.410
Amortizações	(85.621)	-	(85.621)	(105.972)	-	(105.972)
Saldo em 30.06.2006	**163.117**	**516.737**	**679.854**	**212.687**	**805.470**	**1.018.157**

c) Composição por tipo de moeda estrangeira e indexadores nacionais:

	Controladora					
	30.06.2006			31.03.2006		
	Moeda	Reais	%	Moeda	Reais	%
Moeda estrangeira						
Dólar Americano – USD	133.206	288.298	42,40	143.819	312.433	42,21
Euro – EUR	47.396	131.198	19,30	51.550	135.717	18,34
Libra Esterlina – GBP	3.109	12.436	1,83	6.054	22.841	3,08
		431.932	**63,53**		**470.991**	**63,63**
Moeda nacional						
IVRRJR (baseado na UFIR)		212.036	31,19		230.142	31,09
Não indexado		35.886	5,28		39.030	5,28
		247.922	**36,47**		**269.172**	**36,37**
		679.854	**100,00**		**740.163**	**100,00**

	Consolidado					
	30.06.2006			31.03.2006		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	133.206	288.298	28,32	143.819	312.433	28,69
Euro – EUR	47.396	131.198	12,88	51.550	135.717	12,46
Libra Esterlina – GBP	3.109	12.436	1,22	6.054	22.841	2,10
		431.932	**42,42**		**470.991**	**43,25**
Moeda nacional						
IVRRJR (baseado na UFIR)		212.036	20,83		230.142	21,13
URTJLP		338.303	33,23		348.847	32,03
Não indexado		35.886	3,52		39.030	3,59
		586.225	**57,58**		**618.019**	**56,75**
		1.018.157	**100,00**		**1.089.010**	**100,00**

d) Variação das moedas estrangeiras e indexadores:

	%			
Moeda – indexador	**No trimestre 2006**	**No trimestre 2005**	**Acumulado 2006**	**Acumulado 2005**
Dólar Americano – USD	(0,37)	(11,84)	(7,54)	(11,45)
Libra Esterlina – GBP	6,03	(16,60)	(0,54)	(17,91)
Euro – EUR	5,14	(17,76)	(0,03)	(21,37)
URTJLP	0,702	0,873	1,216	1,764
IGP-M	0,71	0,20	1,40	1,75

04.01 - NOTAS EXPLICATIVAS

e) Vencimentos dos empréstimos, financiamentos e encargos a longo prazo:

	Controladora					
	30.06.2006			31.03.2006		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
2007	128.408	48.563	176.971	137.587	73.752	211.339
2008	32.313	30.253	62.566	32.434	30.515	62.949
2009	26.545	30.974	57.519	26.644	31.311	57.955
2010	19.670	33.847	53.517	19.743	34.220	53.963
2011	19.670	14.325	33.995	19.743	14.458	34.201
De 2012 até 2024	132.169	-	132.169	132.664	-	132.664
	358.775	**157.962**	**516.737**	**368.815**	**184.256**	**553.071**

	Consolidado					
	30.06.2006			31.03.2006		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
2007	128.408	72.739	201.147	137.587	109.831	247.418
2008	32.313	78.605	110.918	32.434	78.622	111.056
2009	26.545	79.326	105.871	26.644	79.418	106.062
2010	19.670	82.199	101.869	19.743	82.327	102.070
2011	19.670	62.677	82.347	19.743	62.565	82.308
De 2012 até 2024	132.169	71.149	203.318	132.664	70.835	203.499
	358.775	**446.695**	**805.470**	**368.815**	**483.598**	**852.413**

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Na controladora

Mercado interno
Taxas fixas de 11,90% a 12,00% a.a. (Em 31.03.2006, de 11,90% a 12,00% a.a.)
Taxas flutuantes: 16,17% a.a. (Em 31.03.2006, 18,29% a.a.)

Mercado externo
Taxas fixas de 6,00% a 8,49% a.a. (Em 31.03.2006, de 6,00% a 8,49% a.a.)
Taxas flutuantes de 2,39% a 9,30% a.a. (Em 31.03.2006, de 3,42% a 9,30% a.a.)

No consolidado

Mercado interno
Taxas fixas de 11,90% a 12,00% a.a. (Em 31.03.2006, de 11,90% a 12,00% a.a.)
Taxas flutuantes de 10,40 a 16,17% a.a. (Em 31.03.2006, de 11,25% a 18,29% a.a.)

Mercado externo
Taxas fixas de 6,00% a 8,49% a.a. (Em 31.03.2006, de 6,00% a 8,49% a.a.)
Taxas flutuantes de 2,39% a 9,30% a.a. (Em 31.03.2006, de 3,42% a 9,30% a.a.)

NOTA 13 – DEBÊNTURES

	30.06.2006					31.03.2006
	Circulante			Longo Prazo	Total	Total
	Encargos	Principal	Total			
Tractebel Energia S.A.						
1ª Série	2.111	1.509	3.620	140.000	143.620	151.195
2ª Série	1.508	-	1.508	60.000	61.508	64.293
Total Controladora	**3.619**	**1.509**	**5.128**	**200.000**	**205.128**	**215.488**
CEM - (Série Única)	**2.076**	**9.281**	**11.357**	**78.770**	**90.127**	**96.368**
ITASA - (1ª e 2ª Séries)	**2.006**	**8.848**	**10.854**	**53.235**	**64.089**	**69.227**
Total Consolidado	**7.701**	**19.638**	**27.339**	**332.005**	**359.344**	**381.083**

a) Tractebel Energia

Em 11.05.2005, a Comissão de Valores Mobiliários – CVM deferiu o registro de distribuição primária de debêntures simples, mediante subscrição pública, de emissão da Companhia, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações da emissora, em duas séries, da espécie sem garantia nem preferência (quirografária).

A 1ª série, composta por 14.000 debêntures, vencerá em 02.05.2011 e terá amortização integral em uma única parcela. Estas debêntures são atualizadas pelo IGP-M e farão jus a uma remuneração que contemplará juros remuneratórios apurados mediante a aplicação de uma taxa percentual fixa de 9,29% ao ano, a partir da data de emissão, incidente sobre o Valor Nominal Unitário das debêntures.

A 2ª série, composta por 6.000 debêntures, vencerá em 02.05.2010 e terá amortização integral em uma única parcela. Estas debêntures fazem jus a uma remuneração equivalente à acumulação de 103,90% da Taxa DI.

b) Companhia Energética Meridional – CEM

Em 19.05.1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013. O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

c) Itá Energética S.A. – ITASA

Em 07.03.2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, integralizados em 23.03.2001

As debêntures de ambas as séries são atualizadas pelo IGP-M, e fazem juz a juros remuneratórios de 9,4% a.a.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, com vencimento final em 01.06.2013 e 01.12.2013 da 2ª e 1ª séries, respectivamente.

d) Vencimentos das debêntures a longo prazo

	30.06.2006		31.03.2006	
	Controladora	Consolidado	Controladora	Consolidado
2007	-	9.078	-	17.875
2008	-	18.897	-	18.844
2009	-	19.968	-	19.909
2010	60.000	81.146	60.000	81.081
2011	140.000	162.442	139.322	160.403
De 2012 a 2013	-	40.474	-	41.643
	200.000	332.005	199.322	339.755

NOTA 14 – OBRIGAÇÕES ESTIMADAS

	Controladora			
	30.06.2006			31.03.2006
	Circulante	Longo prazo	Total	Total
Provisões trabalhistas	12.482	-	12.482	9.117
Compra de energia elétrica	35.672	-	35.672	31.429
Provisão bônus gerencial e participação nos resultados	8.738	-	8.738	15.000
Outras	3.029	641	3.670	2.288
	59.921	641	60.562	57.834

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Consolidado

O balanço patrimonial consolidado inclui o valor de R$ 159, referente a provisões trabalhistas reconhecidas no passivo circulante da ITASA e da CEM (R$ 167 em 31.03.2006).

NOTA 15 – PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	Controladora			
	30.06.2006		31.03.2006	
	Provisão	Depósitos judiciais	Provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	17.825	15.410	17.213	13.922
Periculosidade	664	388	660	610
Horas extras	706	721	700	663
Equiparação salarial e enquadramento funcional	787	217	765	241
Horas in itinere	795	179	776	176
Outras	2.002	3.190	2.075	3.105
	22.779	**20.105**	**22.189**	**18.717**
Cíveis				
Fornecedores	15.305	-	36.959	-
Atingidos pela UHE Itá	1.737	-	1.690	-
Danos emergentes e lucros cessantes	896	67	871	562
Doença ocupacional e acidente do trabalho	21.570	-	21.021	-
Outras	800	-	780	-
	40.308	**67**	**61.321**	**562**
Fiscais				
Contribuição Social	15.986	11.128	15.397	10.735
Imposto de Renda	-	2.695	-	2.540
PIS/COFINS	-	60.017	-	40.434
INSS	22.231	12.260	21.609	11.840
	38.217	**86.100**	**37.006**	**65.549**
	101.304	**106.272**	**120.516**	**84.828**
Classificação das provisões para contingências no Balanço				
Circulante	14.020	-	23.306	-
Longo Prazo	87.284	106.272	97.210	84.828
	101.304	**106.272**	**120.516**	**84.828**

04.01 - NOTAS EXPLICATIVAS

	Consolidado			
	30.06.2006		31.03.2006	
	Provisão	Depósitos judiciais	Provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	17.825	15.410	17.213	13.922
Periculosidade	664	388	660	610
Horas extras	706	721	700	663
Equiparação salarial e enquadramento funcional	787	217	765	241
Horas *in itinere*	795	179	776	176
Outras	2.002	3.190	2.075	3.105
	22.779	**20.105**	**22.189**	**18.717**
Cíveis				
Fornecedores	15.305	-	36.959	-
Atingidos pela UHE Itá	3.265	-	3.188	-
Danos emergentes e lucros cessantes	896	67	871	562
Doença ocupacional e acidente do trabalho	21.570	-	21.021	-
Outras	3.177	-	3.116	-
	44.213	**67**	**65.155**	**562**
Fiscais				
Contribuição Social	15.986	11.128	15.397	10.735
Imposto de Renda	-	2.695	-	2.540
PIS/COFINS	-	73.682	-	50.463
INSS	22.231	12.260	21.609	11.840
	38.217	**99.765**	**37.006**	**75.578**
	105.209	**119.937**	**124.350**	**94.857**
Classificação das provisões para contingências no Balanço				
Circulante	14.166	-	24.037	-
Longo Prazo	91.043	119.937	100.313	94.857
	105.209	**119.937**	**124.350**	**94.857**

Em julho de 2005, a Companhia impetrou Mandado de Segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei ° 10.833/03. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-lei nº 1.598/1977, o que implica ser a indigitada Instrução Normativa ilegal.

Em conseqüência, a Companhia está recolhendo o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, depositando os valores que entende indevidos em conta vinculada ao Juízo onde tramita a ação.

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005.

No segundo trimestre de 2006, a Companhia reverteu uma provisão para contingência cível, no montante de R$ 22.005, em virtude de remota probabilidade de perda.

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras.

Os valores envolvidos estão abaixo discriminados:

Controladora

	30.06.2006			31.03.2006		
	Risco possível	**Risco remoto**	**Total**	**Risco possível**	**Risco remoto**	**Total**
Trabalhistas	9.920	11.325	21.245	8.366	10.915	19.281
Cíveis	7.958	19.117	27.075	8.195	18.694	26.889
Fiscais	62.251	5.290	67.541	44.580	5.108	49.688
	80.129	**35.732**	**115.861**	**61.141**	**34.717**	**95.858**

Consolidado

	30.06.2006			31.03.2006		
	Risco possível	**Risco remoto**	**Total**	**Risco possível**	**Risco remoto**	**Total**
Trabalhistas	9.920	11.325	21.245	8.366	10.915	19.281
Cíveis	29.032	27.829	56.861	29.359	27.207	56.566
Fiscais	76.951	5.290	82.241	55.693	5.108	60.801
	115.903	**44.444**	**160.347**	**93.418**	**43.230**	**136.648**

Contingência ativa

Em novembro de 2005, o Supremo Tribunal Federal julgou inconstitucional o alargamento da base de cálculo do PIS/COFINS, instituído pela Lei nº 9.718/98.

A Companhia tem processo semelhante aguardando decisão judicial, com provável chance de êxito.

As receitas atingidas pelo alargamento da base de cálculo são, basicamente, a subvenção de combustíveis CCC/CDE e receitas financeiras, e o valor que a Companhia espera recuperar, atualizados até 30.06.2006, é de R$ 85.723 (R$ 83.952 em 31.03.2006) na Controladora, não reconhecidos nas demonstrações financeiras.

NOTA 16 – CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Histórico		Atualizado	
		Valor anual	Valor total	Valor anual	Valor total
1°	-	1	1	2	2
2° ao 6°	-	-	-	-	-
7° ao 25°	30.08.2004	680	12.920	1.558	29.602
26° ao 35°	30.08.2023	61.280	612.800	140.374	1.403.740
			625.721		1.433.344

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível em contrapartida com os passivos circulante e exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente na despesa financeira.

O saldo desta obrigação, no consolidado, atualizado até 30.06.2006, é de R$ 188.882, sendo R$ 1.550 no passivo circulante e R$ 187.332 no exigível a longo prazo (até 31.03.2006, R$ 185.363, sendo R$ 1.537 no passivo circulante e R$ 183.826 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

	30.06.2006	31.03.2006
2007	775	1.152
2008	1.550	1.537
2009	1.550	1.537
2010	1.550	1.537
2011	1.550	1.537
De 2012 até 2033	180.357	176.526
	187.332	183.826

NOTA 17 – BENEFÍCIOS PÓS-EMPREGO

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados. A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada pela Companhia na condição de sua Instituidora e por outras Companhias, pertencentes ao Grupo Suez.

Os Planos de Benefícios administrados pela PREVIG são dos tipos *Benefício Definido e Contribuição Definida.* O Plano de *Benefício Definido* encontra-se fechado para novas inscrições de empregados.

Plano de Benefício Definido

O Plano de *Benefício Definido* tem regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados, mês a mês, pelos mesmos índices adotados pela Previdência Social, e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados.

Em 27.03.2006, a Companhia celebrou Contratos de Parcelamento de Contribuições com a PREVIG e ELOS, no montante de R$ 13.410, decorrentes de Contribuições Suplementares destinadas à integralização de Reservas relativas a tempo de serviços passados de responsabilidade da Companhia, vencidas e não pagas, referidas ao período de competência dezembro de 1997 a dezembro de 2004. As parcelas contratadas serão amortizadas em 60 meses, de maio de 2006 a abril de 2011. O saldo devedor será reajustado mensalmente, com base na variação do INPC e sobre o saldo devedor reajustado incidirão juros de 6% a.a.

De igual modo, a Companhia assinou em 27.03.2006, Contrato Particular de Financiamento com a PREVIG e ELOS, para a amortização da Provisão Matemática a Constituir, apurada no Demonstrativo de Resultados da Avaliação Atuarial do Plano em 31.12.2004, no valor de R$ 29.601. A dívida será amortizada no período de maio de 2006 a dezembro de 2023. O saldo devedor será reajustado mensalmente, com base na variação do INPC e sobre o saldo devedor reajustado incidirão juros de 6% a.a.

Em 28.04.2006, a Companhia celebrou Contrato de Financiamento de Insuficiência de Cobertura de Reservas Matemáticas dos Planos de Benefícios Administrados pela PREVIG, decorrente do Processo de Migração para o Plano de *Contribuição Definida*, na posição de 31.07.2005, no valor de R$ 18.460, sendo R$ 15.924 vinculado ao Plano de *Benefício Definido* e R$ 2.356 vinculado à massa de participantes que na migração para o Plano de *Contribuição Definida* optou pelo Benefício Suplementar Proporcional Saldado. Referida contratação objetiva amortizar insuficiências de reservas relativas a benefícios concedidos, no valor de R$ 13.869, para amortização em 192 parcelas (início em maio de 2006 e término em abril de 2022) e R$ 4.591 relativas a benefícios a conceder, para amortização em 96 parcelas (início em maio de 2006 e término em abril de 2014). O saldo devedor será reajustado mensalmente, com base na variação do INPC e sobre o saldo devedor reajustado incidirão juros de 6% a.a.

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas no 2º trimestre de 2006 foi de R$ 581 (R$ 644 no 2º trimestre de 2005).

Anteriormente à constituição da PREVIG, o Plano de *Benefício Definido* era administrado pela Fundação Eletrosul de Previdência e Assistência Social ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras. Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convênio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG. Apesar da rescisão do Convênio de Adesão, o Plano de Benefícios composto pelos participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, continua sob a responsabilidade da Companhia.

Enquanto perdurar esta situação, a Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). As despesas são limitadas em 15% das respectivas receitas previdenciais da ELOS vinculadas a essa massa de participantes e o valor de responsabilidade da Companhia no 2º trimestre de 2006 foi de R$ 286 (R$ 958 no 2º trimestre de 2005).

As partes continuam buscando alternativas àquela aprovada pela SPC para regularizar a situação que se apresenta até o momento.

Em 05.04.2004, a Companhia firmou Convênio de Adesão com a PREVIG, passando a oferecer o plano de *Contribuição Definida* aos seus empregados e dando início ao processo de migração prevista no seu regulamento. A efetiva inscrição de participantes no plano de *Contribuição Definida* teve início a partir de janeiro em 2005, sendo que o processo de migração encerrou em 31.07.2005, com a adesão de aproximadamente 94% dos participantes.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto (a.a.)	11,25%
Taxa de retorno esperado dos ativos (a.a.)	11,50%
Crescimento salarial futuro	
- Participante ativo (a.a.)	7,50%
- Participante autopatrocinado (a.a.)	5,50%
Crescimento dos benefícios da previdência social (a.a.)	5,50%
Crescimento dos benefícios do Plano patrocinado pela Companhia (a.a.)	5,50%
Inflação	5,50%
Fator de capacidade	
- Salários	100%
- Benefícios	100%

Hipóteses Demográficas

- Tábua de Mortalidade (ativos) - GAM 1983, com ajuste de idade de -1
- Tábua de Mortalidade de Inválidos - IAPB 57
- Tábua de Entrada em Invalidez - TASA27
- Tábua de Rotatividade - T-1 *Experience*
- Idade de Aposentadoria - Primeira data em que completam todas as carências
- % de participantes ativos casados na data da aposentadoria - 90,00%
- Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

- % de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
- Fator de conversão do SB-40 - 140%

Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

A movimentação do passivo atuarial total, na controladora e no consolidado, reconhecida no balanço patrimonial em 30.06.2006, está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.12.2005	**285.721**	**1.054**	**286.775**
Despesas do 1º trimestre de 2006	14.563	50	14.613
Contribuições reais da Cia. no 1º trimestre de 2006	(9.040)	-	(9.040)
Benefícios pagos pela Cia. no 1º trimestre de 2006	-	(23)	(23)
Passivo em 31.03.2006	**291.244**	**1.081**	**292.325**
Despesas do 2º trimestre de 2006	14.534	45	14.579
Contribuições reais da Cia. no 2º trimestre de 2006	(7.163)	-	(7.163)
Benefícios pagos pela Cia. no 2º trimestre de 2006	-	(140)	(140)
Passivo em 30.06.2006	**298.615**	**986**	**299.601**

Classificação do Benefício Pós-Emprego:

Circulante	31.786	-	31.786
Longo Prazo	266.829	986	267.815
	298.615	**986**	**299.601**

Os valores remanescentes a serem reconhecidos no resultado, no período de julho a dezembro de 2006, relativamente ao plano de Benefícios e Gratificação de Confidencialidade, são os seguintes:

	Plano de aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	409	27	436
Custo dos juros	62.243	65	62.308
Rendimento esperado dos ativos do plano	(37.624)	-	(37.624)
Amortização de perdas atuariais	4.172	7	4.179
Contribuição dos empregados	(133)	-	(133)
Total	**29.067**	**99**	**29.166**

As perdas atuariais excedentes a 10% do valor presente das obrigações atuariais, não reconhecidas nas demonstrações financeiras, no valor de R$ 170.353, em 31.12.2005, serão amortizadas anualmente, de forma linear, pelo período de, aproximadamente, 7,27 anos, que corresponde ao tempo médio de contribuição futura estimado para os empregados participantes do plano.

Plano de Contribuição Definida

Além do plano de *Benefício Definido*, a PREVIG passou a administrar outro plano, do tipo *Contribuição Definida*, encerrando o plano inicial para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar - SPC.

No plano de *Contribuição Definida*, do qual fazem parte 94% dos empregados da Companhia (887 participantes), o custeio do Plano de Benefícios é constituído por contribuições básicas dos participantes e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados. O valor da contribuição da Companhia no 2º trimestre de 2006 foi de R$ 793 (R$ 556 no 2º trimestre de 2005).

A Companhia é responsável pelo custeio de 100% das despesas administrativas do Plano de *Contribuição Definida* até 31.12.2006. A partir daí os mesmos serão rateados entre os participantes do plano. O valor dessas despesas no 2º trimestre de 2006 foi de R$ 100 (R$ 78 no 2º trimestre de 2005).

NOTA 18 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica, na controladora e no consolidado, o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 36.535 no exigível a longo prazo (R$ 36.532, em 31.03.2006), calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 107.456, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto em Despacho da ANEEL, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

NOTA 19 – PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária. De acordo com o Regulamento de Listagem do Novo Mercado, a Companhia não poderá emitir ações preferenciais, ou partes beneficiárias. A Companhia não possui ações em tesouraria.

b) Capital social subscrito e integralizado

A Companhia é uma sociedade por ações de capital aberto, constituída de acordo com as leis do Brasil e listada no segmento do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

O capital social da Companhia, em 30 de junho de 2006, é de R$ 2.445.766, totalmente subscrito e integralizado, e está representado por 652.742.192 ações ordinárias, todas nominativas e sem valor nominal. O valor patrimonial da ação, em 30 de junho de 2006 é de R$ 4,98 (R$ 4,69, 31.03.2006).

O quadro societário da Companhia está assim constituído:

Acionistas	% do Capital 30.06.2006	% do Capital 31.03.2006
Suez Energy South America Participações Ltda.	68,73	68,73
Banco Clássico S.A.	10,00	10,00
BNDES Participações S.A. – BNDESPAR	2,80	2,80
União Federal	1,90	1,90
Outros	16,57	16,57
	100,00	100,00

A composição das reservas, está assim constituída:

	30.06.2006	31.03.2006
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	148.257	148.257
Reserva de retenção de lucros	243	243
	148.500	148.500

c) Lucros acumulados – ajuste de exercício anterior

A Companhia, a partir de 01.01.2006, modificou a prática contábil de registro da provisão para grandes manutenções de seu parque gerador, em atendimento à Interpretação Técnica do Instituto dos Auditores Independentes do Brasil – IBRACON, a qual visa à convergência com as Normas Internacionais de Contabilidade.

A prática contábil que vinha sendo adotada pela Companhia e que prevalecia no Brasil, até 31.12.2005, era a de constituir provisão para gastos com grandes manutenções de bens do ativo imobilizado, em base mensal, para refletir o total das despesas e dos gastos a incorrer no período planejado da manutenção.

De acordo com o novo critério contábil, os componentes principais dos bens do imobilizado que precisarem de reposição em intervalos regulares devem ser contabilizados como ativos individuais, separados daqueles bens do imobilizado aos quais se relacionam, e depreciados com base nas vidas úteis destes ativos separados. Os dispêndios incorridos na reposição ou renovação dos componentes são registrados no imobilizado como aquisição de um ativo separado e os ativos substituídos são baixados do imobilizado.

Os efeitos da mudança da prática contábil, no montante de R$ 29.653, líquido de imposto de renda e contribuição social, foram reconhecidos diretamente na conta "Lucros acumulados".

NOTA 20 – INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de *swap* de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 16.10.2006, com valor atual de principal de US$ 3.794 mil, equivalente a R$ 8.211 em 30.06.2006, amortizado semestralmente a partir de 15.04.2002.

A partir de novembro de 2004, aproveitando-se da desvalorização do dólar frente ao real, a Companhia implementou uma política de maior proteção do seu passivo em moeda externa, através de operações de *swaps* no mercado de balcão, onde a variação cambial de empréstimos e financiamentos foi trocada pela variação do CDI. Os vencimentos das operações de *swaps* são concomitantes com as datas de vencimento do fluxo de compromissos do passivo em moeda externa. As operações são registradas na Cetip e têm como contraparte, instituições financeiras de comprovada solidez financeira e patrimonial, respeitando os limites de crédito definidos pela Companhia.

Essas operações estão apresentadas nas demonstrações financeiras nas rubricas "Operações com derivativos", no passivo circulante, e "Perdas com operações de *swaps* taxa de câmbio/juros", na despesa financeira, conforme a seguir demonstrado:

	Controladora		Consolidado	
	30.06.2006	31.03.2006	30.06.2006	31.03.2006
Passivo Circulante				
Operações com derivativos	25.378	54.316	37.358	72.552
	No trimestre 2006	Acumulado 2006	No trimestre 2006	Acumulado 2006
Despesa Financeira				
Perdas com *swaps* de taxa de câmbio/juros	239	10.281	2.032	17.526

A exposição líquida da Companhia ao fator de risco de mercado taxa de câmbio é a seguir demonstrada:

	Controladora		Consolidado	
	30.06.2006	31.03.2006	30.06.2006	31.03.2006
Empréstimos e financiamentos em moeda estrangeira	431.932	470.991	431.932	470.991
Instrumentos de hedge - *swaps*	(69.872)	(86.788)	(90.433)	(120.460)
Aplicações financeiras em moeda estrangeira	(18.015)	(18.745)	(34.022)	(34.911)
Exposição líquida	**344.045**	**365.458**	**307.477**	**315.620**

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em *ratings* divulgados pelas agências classificadoras de risco.

Conforme mencionado na Nota 3, a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	Controladora			
	30.06.2006		31.03.2006	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	431.932	405.596	470.991	462.685
Empréstimos e encargos em moeda nacional	247.922	240.746	269.172	266.901
	679.854	646.342	740.163	729.586

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações financeiras.

NOTA 21 – TRANSAÇÕES COM PARTES RELACIONADAS

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora						
	30.06.2006						31.03.2006
	SESA (*)	CEM	ITASA	LAGES	TBLC (**)	Total	Total
Ativo							
Contas a receber	653	190	1.356	753	14.563	**17.515**	**16.740**
Dividendos a receber	-	-	-	-	-	-	**78.860**
Passivo							
Fornecedores	-	28.731	10.391	-	-	**39.122**	**40.089**
Dividendos e juros sobre o capital próprio	-		-	-	-	-	**340.307**
Resultado							**30.06.2005**
Receita operacional							
Suprimento de Energia	-	-	-	3.029	60.288	**63.317**	**21.523**
Receitas de serviços							
Administração	-	326	-	51	-	**377**	**570**
Operação e manutenção	-	875	4.450	715	-	**6.040**	**6.217**
Custo de Energia Elétrica e Serviços							
Compra energia	-	131.881	56.863	-	-	**188.744**	**187.339**
Outros	-	-	-	8	-	**8**	-
Financeiro							
Receita	-	-	-	-	74	**74**	**14**
Resultado de Participações societárias	-	43.398	5.405	4.926	(2.152)	**51.577**	**55.786**

(*) Suez Energy South America Participações Ltda.
(**) Tractebel Energia Comercializadora Ltda.

NOTA 22 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas demonstrações financeiras consolidadas da Companhia, em 30.06.2006 é de R$ 259.334 (R$ 270.284 em 31.03.2006).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações e no Contrato de Financiamento Mediante Abertura de Crédito, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Como interveniente, a Companhia assumiu as obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.06.2006 totaliza R$ 191.451 (R$ 200.929 em 31.03.2006).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 30.06.2006 totaliza R$ 41.734 (R$ 43.229 em 31.03.2006).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Cogeração.

NOTA 23 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.515.233, equivalentes a R$ 7.608.019 em 30.06.2006, e de lucro cessante com valor declarado de US$ 98.503, equivalentes a R$ 213.190 em 30.06.2006. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000, equivalentes a R$ 324.645 em 30.06.2006, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A UHE Cana Brava, cuja concessão pertence à controlada CEM, está incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000, equivalentes a R$ 692.576 em 30.06.2006, e lucro cessante de US$ 8.105, equivalentes a R$ 17.542 em 30.06.2006.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 108.215 em 30.06.2006. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 25.000 equivalentes a R$ 54.108 em 30.06.2006, e possui também, apólice de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 108.215 em 30.06.2006.

Além destes seguros estratégicos, a Companhia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de Conselheiros, Diretores e Administradores – (D&O) extensivo as suas controladas, bem como, seguro de vida em grupo para os seus Diretores e Empregados.

NOTA 24 – CONTRATOS DE LONGO PRAZO

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

A Companhia em 20 de agosto de 1998, assinou o Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência até a data de extinção das concessões das unidades geradoras da Tractebel Energia, ou a extinção da transmissora, o que ocorrer primeiro.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

A Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, empresas transmissoras e Empresa Energética do Mato Grosso do Sul S.A. – ENERSUL, com vigência até a data da extinção das concessões ou autorizações das unidades geradoras da Tractebel Energia ou a extinção empresas transmissoras e distribuidoras, o que ocorrer primeiro.

c) Contratos Bilaterais de Venda de Energia Elétrica

De acordo com os dados acerca da energia assegurada e contratos de compra e venda em vigor, o balanço energético da Companhia mostra que a atual capacidade está quase totalmente contratada até 2008 e cerca de 85% contratada em 2009 e 2010.

d) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.No mês de março de 2005, a Agência Nacional de Energia Elétrica - ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu a Portaria nº 153, de 30.03.2005, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005 foi publicada a Resolução Normativa ANEEL nº 155/05 estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico – ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos foi reduzido o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato, de 300 MW para, aproximadamente, 72 MW. Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente.Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia a título de multas e ressarcimentos (o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física), a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

A ANEEL, através da Resolução Normativa nº 224, de 20 de junho de 2006 reduziu a zero os valores de garantia física de energia elétrica oriunda de importação da CIEN, em decorrência da impossibilidade de fornecimento de energia elétrica. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia. A Companhia tem o prazo até 30 de junho de 2007, ou até que seja publicado novo entendimento, para efetuar a recomposição do referido lastro.

e) Compra de gás natural

A Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de cinco anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS, renováveis por mais cinco anos.

Com o vencimento do prazo do contrato, em 22 de maio de 2006, a Companhia manifestou interesse em renovar o acordo, porém, a MSGás comunicou que a renovação dependeria de reajuste no preço do produto, conforme determinação da Petrobras que revende o gás para a MSGás.

Apesar de as partes ainda não terem firmado um acordo visando a renovação do contrato, o fornecimento do gás está mantido por força de uma liminar concedida à Tractebel.

Considerando a condição atual de operação da UTE William Arjona, os custos com a aquisição de gás, mesmo com a majoração de preço, seriam integralmente recuperados através dos Encargos do Serviço do Sistema – ESS, portanto, não haveria impactos relevantes no resultado da Companhia.

NOTA 25 – EVENTO SUBSEQÜENTE

O Conselho de Administração, em reunião realizada em 11.08.2006, aprovou:

(i) crédito de juros sobre o capital próprio relativos ao período de 1° de janeiro a 30 de junho de 2006, de acordo com o artigo 9° da Lei n° 9.249/95 e Deliberação n° 207/96 da Comissão de Valores Mobiliários – CVM; e (ii) distribuição de dividendos intercalares, com base nas demonstrações financeiras levantadas em 30.06.2006, com fundamento no art. 204 da Lei n° 6.404/76, nos seguintes valores e condições:

I – Juros sobre o Capital Próprio

O valor bruto dos juros sobre o capital próprio será de R$ 114.000, correspondentes a R$ 0,174648 por ação.

O registro contábil do crédito na Companhia será na data de 31.08.2006, com base na posição acionária do dia 18.08.2006.

As ações da Companhia serão negociadas *ex*-juros sobre o capital próprio a partir de 21.08.2006.

Os valores dos juros sobre capital próprio estarão sujeitos ao imposto de renda na fonte, à alíquota de 15%, exceto para os acionistas comprovadamente imunes ou isentos. Em relação aos Acionistas residentes ou domiciliados em país que não tribute a renda ou que a tribute à alíquota máxima inferior a 20%, a que se refere o art. 24 da Lei n° 9.430, de 27 de dezembro de 1996, a alíquota do imposto de renda na fonte será de 25%.

Os juros sobre o capital próprio, líquido do imposto de renda na fonte, serão imputados aos dividendos obrigatórios de que trata o artigo 202 da Lei n° 6.404/76.

II – Dividendos intercalares

O valor dos dividendos intercalares será de R$ 324.000, correspondentes a R$ 0,496367 por ação.

As ações da Companhia serão negociadas *ex*-dividendos intercalares a partir de 21.08.2006.

III – Pagamentos

Os juros sobre o capital próprio e os dividendos intercalares serão pagos com base nos dados cadastrais existentes no Banco Itaú S.A., em data a ser posteriormente definida pela Diretoria Executiva e comunicada através de Aviso aos Acionistas.

04.01 - NOTAS EXPLICATIVAS

INFORMAÇÃO SUPLEMENTAR

Demonstração do Fluxo de Caixa - Controladora

	2006		2005	
	2º trimestre	Acumulado	2º trimestre	Acumulado
Atividades operacionais				
Lucro líquido do exercício	188.762	532.568	220.454	392.681
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	39.633	79.444	40.431	80.884
Resultado de equivalência patrimonial	(32.792)	(54.950)	(25.670)	(59.159)
Amortização de ágio	1.686	3.373	1.686	3.373
Variação monetária/cambial, líquidas	3.139	(14.841)	(26.207)	(15.364)
Juros líquidos	2.296	17.937	16.364	24.279
Reversão de provisão operacional, líquida	(20.624)	(22.035)	(11.273)	(1.258)
Imposto de renda e CSLL diferidos	27.371	50.618	486	2.301
Resultado na baixa de bens do imobilizado	34.622	(17.046)	52	110
	244.093	**575.068**	**216.323**	**427.847**
Redução (aumento) nos ativos				
Consumidores e concessionárias	29.710	15.472	6.088	(19.854)
Adiantamento a fornecedores	106	(696)	(6.383)	(1.484)
Créditos da conta consumo de combustível – CCC/CDE	258	(432)	(7.430)	(3.511)
Alienações, serviços e gastos reembolsáveis	215	2.569	72	2.230
Tributos e contribuições sociais a recuperar	42.025	(24.652)	(7.809)	51.011
Cauções e depósitos vinculados/judiciais	1.374	1.426	(513)	(1.315)
Almoxarifado	(4.367)	2.312	(2.574)	(2.549)
Devedores diversos	3.506	7.012	1.838	2.642
Despesas antecipadas	3.015	8.693	865	(598)
Outros	(1.718)	(146)	(706)	(1.923)
	74.124	**11.558**	**(16.552)**	**24.649**
Aumento (redução) nos passivos				
Fornecedores	27.920	33.908	19.383	8.628
Empréstimos, financiamentos e debêntures	(15.398)	(3.494)	(513)	9.116
Tributos e contribuições sociais	(309)	(12.718)	(1.945)	24.074
Obrigações estimadas	8.984	14.784	12.767	11.697
Benefícios pós-emprego	(7.209)	(16.155)	(8.667)	(17.425)
Outros	3.160	9.703	86	(5.104)
	17.148	**26.028**	**21.111**	**30.986**
Recursos líquidos provenientes das atividades operacionais	**335.365**	**612.654**	**220.882**	**483.482**
Atividades de investimento				
Aplicação no imobilizado e diferido	(12.755)	(20.997)	(11.225)	(16.843)
Aumento de capital em controladas	-	(2.000)	(200.000)	(201.200)
Dividendos recebidos de controladas	78.860	78.860	8.113	8.113
Recursos líquidos utilizados nas atividades de investimentos	**66.105**	**55.863**	**(203.112)**	**(209.930)**

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

	2006		2005	
	2° trimestre	**Acumulado**	**2° trimestre**	**Acumulado**
Atividades de financiamento				
Pagamentos de empréstimos, financiamentos e debêntures	(64.863)	(94.303)	(64.848)	(87.311)
Debêntures	-	-	200.000	200.000
Pagamentos de ajustes de *swaps*	(29.177)	(31.084)	(37.030)	(56.362)
Pagamentos de dividendos e juros sobre o capital próprio	(492.295)	(497.699)	(564.607)	(601.595)
Cauções e depósitos vinculados e judiciais	(20.147)	(37.687)	(1.131)	(6.303)
Recursos líquidos utilizados nas atividades de financiamentos	**(606.482)**	**(660.773)**	**(467.616)**	**(551.571)**
Total dos efeitos no caixa	**(205.012)**	**7.744**	**(449.846)**	**(278.019)**
Caixa e equivalentes				
Saldo inicial	417.375	204.619	705.154	533.327
Saldo final	212.363	212.363	255.308	255.308
	(205.012)	**7.744**	**(449.846)**	**(278.019)**
Pagamentos efetuados no exercício				
Juros de empréstimos, financiamentos e debêntures	37.360	49.035	26.506	39.266
Imposto de renda e contribuição social	-	78.327	35.819	62.214
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	722	722	9.451	30.590
Juros sobre o capital próprio creditado	-	-	110.000	110.000
Reversão de provisão para manutenções programadas	-	29.653	-	-

Demonstração do Fluxo de Caixa - Consolidado

	2006		2005	
	2º trimestre	Acumulado	2º trimestre	Acumulado
Atividades operacionais				
Lucro líquido do exercício	188.762	532.568	220.454	392.681
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	51.960	104.044	52.748	105.516
Resultado de equivalência patrimonial	-	(300)	-	-
Amortização de ágio	1.686	3.373	1.686	3.373
Variação monetária e cambial, líquida	4.963	(4.787)	(30.280)	(11.846)
Juros líquidos	5.943	25.051	19.322	30.254
Reversão de provisão operacional, líquida	(20.589)	(21.860)	(11.183)	(1.149)
Imposto de renda e CSLL diferidos	29.327	50.421	1.093	4.045
Resultado na baixa de bens do imobilizado	34.531	(17.134)	52	110
	296.583	**671.376**	**253.892**	**522.984**
Redução (aumento) nos ativos				
Consumidores e concessionárias	20.917	(295)	38.865	(19.515)
Adiantamento a fornecedores	97	(696)	(6.380)	(776)
Créditos da conta consumo de combustível – CCC/CDE	258	(432)	(7.430)	(3.511)
Alienações, serviços e gastos reembolsáveis	280	2.603	77	2.308
Tributos e contribuições sociais a recuperar	37.689	(26.694)	(10.883)	48.568
Cauções e depósitos vinculados/judiciais	787	839	(634)	(1.455)
Almoxarifado	(4.352)	2.510	(2.647)	(2.650)
Devedores diversos	3.506	7.012	1.838	2.642
Despesas antecipadas	2.953	8.751	1.038	141
Outros	(1.096)	1.373	(519)	(2.172)
	61.039	**(5.029)**	**13.325**	**23.580**
Aumento (redução) nos passivos				
Fornecedores	28.329	50.188	(13.373)	4.821
Empréstimos, financiamentos e debêntures	(17.980)	(116)	(5.757)	11.084
Tributos e contribuições sociais	4.768	(9.745)	(4.166)	23.743
Obrigações estimadas	8.984	14.784	12.767	11.697
Benefícios pós-emprego	(7.209)	(16.155)	(8.667)	(17.425)
Concessão ANEEL	(383)	(764)	(365)	(730)
Outros	5.446	10.775	1.265	(5.201)
	21.955	**48.967**	**(18.296)**	**27.989**
Recursos líquidos provenientes das atividades operacionais	**379.577**	**715.314**	**248.921**	**574.553**
Atividades de investimento				
Aplicação no imobilizado e diferido	(14.172)	(23.329)	(12.520)	(18.730)
Recursos líquidos utilizados nas atividades de investimentos	**(14.172)**	**(23.329)**	**(12.520)**	**(18.730)**

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

	2006		2005	
	2° trimestre	Acumulado	2° trimestre	Acumulado
Atividades de financiamento				
Pagamentos de empréstimos, financiamentos e debêntures	(85.206)	(126.631)	(395.240)	(435.813)
Debêntures	-	-	200.000	200.000
Pagamentos de ajustes de *swaps*	(37.226)	(46.044)	(40.231)	(60.527)
Pagamentos de dividendos e juros sobre o capital próprio	(492.295)	(497.699)	(564.607)	(601.595)
Cauções e depósitos vinculados e judiciais	(23.090)	(43.820)	17.625	19.671
Recursos líquidos utilizados nas atividades de financiamentos	**(637.817)**	**(714.194)**	**(782.453)**	**(878.264)**
Total dos efeitos no caixa	**(272.412)**	**(22.209)**	**(546.052)**	**(322.441)**
Caixa e equivalentes				
Saldo inicial	559.340	309.137	879.294	655.683
Saldo final	286.928	286.928	333.242	333.242
	(272.412)	**(22.209)**	**(546.052)**	**(322.441)**
Pagamentos efetuados no exercício				
Juros de empréstimos, financiamentos e debêntures	53.308	73.242	50.726	79.844
Imposto de renda e contribuição social	14.634	104.039	74.670	87.864
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	2.376	2.393	30.910	32.597
Juros sobre o capital próprio creditado	-	-	110.000	110.000
Reversão de provisão para manutenções programadas	-	29.953	-	-

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus María Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Pierre Michel Philippe Chareyre
Conselheiro

Luiz Antônio Barbosa
Conselheiro

José Pais Rangel
Conselheiro

Antonio Alberto Gouvêa Vieira
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Marcelo Cardoso Malta
Gerente – CRC RJ 072259/O-5 S-SC

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O comentário do desempenho da Companhia no trimestre está apresentado no Quadro 08.01 – COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2006	4 - 31/03/2006
1	Ativo Total	5.617.109	6.013.368
1.01	Ativo Circulante	803.773	1.158.971
1.01.01	Disponibilidades	17.127	22.786
1.01.02	Créditos	683.962	962.900
1.01.02.01	Títulos e Valores Mobiliários	269.801	536.554
1.01.02.02	Consumidores, Concess. e Permissionárias	313.727	326.896
1.01.02.03	Cauções e Depósitos Vinculados	49.804	48.497
1.01.02.04	Devedores Diversos-Conc.Energia Elétrica	15.630	15.630
1.01.02.05	Créditos da Cta Cons.Combustível-CCC/CDE	30.985	31.243
1.01.02.06	Adiantamento a Fornecedores	4.015	4.080
1.01.03	Estoques	21.046	16.699
1.01.04	Outros	81.638	156.586
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	7.759	8.290
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	44.787	79.610
1.01.04.03	Despesas Pagas Antecipadamente	1.756	5.116
1.01.04.04	Ativo Fiscal Diferido	19.375	54.964
1.01.04.05	Outros	7.961	8.606
1.02	Ativo Realizável a Longo Prazo	438.767	439.324
1.02.01	Créditos Diversos	90.363	122.541
1.02.01.01	Concessionárias e Permissionárias	6.208	7.561
1.02.01.02	Devedores Diversos-Conc.Energia Elétrica	20.685	24.191
1.02.01.03	Alienação de Bens e Direitos	63.470	90.789
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	348.404	316.783
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	9.864	10.176
1.02.03.02	Depósitos Judiciais	119.937	94.857
1.02.03.03	Ativo Fiscal Diferido	189.514	183.319
1.02.03.04	Cauções e Depósitos Vinculados	27.879	27.170
1.02.03.05	Outros	1.210	1.261
1.03	Ativo Permanente	4.374.569	4.415.073
1.03.01	Investimentos	40.245	41.931
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	38.129	39.815
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.02	Imobilizado	4.294.947	4.331.462
1.03.03	Diferido	39.377	41.680

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2006	4 - 31/03/2006
2	Passivo Total	5.617.109	6.013.368
2.01	Passivo Circulante	642.271	1.190.651
2.01.01	Empréstimos e Financiamentos	212.687	236.597
2.01.02	Debêntures	27.339	41.328
2.01.03	Fornecedores	176.825	142.975
2.01.04	Impostos, Taxas e Contribuições	31.204	27.716
2.01.05	Dividendos a Pagar	3.192	495.487
2.01.05.01	Dividendos Prop./Juros s/Capital Próprio	3.192	495.487
2.01.06	Provisões	74.246	81.403
2.01.06.01	Contingências	14.166	24.037
2.01.06.02	Obrigações Estimadas	60.080	57.366
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	116.778	165.145
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	7.589	9.868
2.01.08.02	Benefícios Pós-Emprego	31.786	48.526
2.01.08.03	Operações de Hedge - Swap	37.358	72.552
2.01.08.04	Concessões a Pagar	1.550	1.537
2.01.08.05	Obrigações com Programa P&D	22.720	0
2.01.08.06	Outros	15.775	32.662
2.02	Passivo Exigível a Longo Prazo	1.726.656	1.763.297
2.02.01	Empréstimos e Financiamentos	805.470	852.413
2.02.02	Debêntures	332.005	339.755
2.02.03	Provisões	91.684	100.948
2.02.03.01	Contingências	91.043	100.313
2.02.03.02	Obrigações Estimadas	641	635
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	497.497	470.181
2.02.05.01	Tributos e Contrib. Sociais Parcelados	5.815	6.024
2.02.05.02	Concessões a Pagar	187.332	183.826
2.02.05.03	Benefícios Pós-Emprego	267.815	243.799
2.02.05.04	Passivo Fiscal Diferido	36.535	36.532
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	3.248.182	3.059.420
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	148.500	148.500
2.05.04.01	Legal	148.257	148.257
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	243	243

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2006	4 -31/03/2006
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	562.221	373.459

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
3.01	Receita Bruta de Vendas e/ou Serviços	754.408	1.462.372	646.071	1.317.952
3.01.01	Suprimento de Energia Elétrica	561.766	1.110.110	524.050	1.085.198
3.01.02	Fornecimento de Energia Elétrica	187.286	343.231	117.241	224.529
3.01.03	Serviço Prestado	1.320	2.758	1.346	2.603
3.01.04	Venda de Cinzas	2.948	4.603	2.383	3.853
3.01.05	Outras	1.088	1.670	1.051	1.769
3.02	Deduções da Receita Bruta	(89.059)	(166.583)	(80.047)	(162.393)
3.02.01	Impostos e Contribuições	(79.949)	(148.916)	(78.095)	(159.458)
3.02.02	Pesquisa e Desenvolvimento	(7.032)	(14.195)	0	0
3.02.03	Repasse - CCC/CDE - Vendas de Cinzas	(2.078)	(3.472)	(1.952)	(2.935)
3.03	Receita Líquida de Vendas e/ou Serviços	665.349	1.295.789	566.024	1.155.559
3.04	Custo de Bens e/ou Serviços Vendidos	(237.421)	(433.532)	(175.046)	(378.383)
3.04.01	Pessoal	(23.969)	(41.952)	(25.176)	(40.860)
3.04.02	Material	(3.822)	(7.248)	(5.802)	(9.784)
3.04.03	Serviço de Terceiro	(11.623)	(21.368)	(12.766)	(21.671)
3.04.04	Combustível p/Prod.Ener.Elétrica	(40.261)	(64.709)	(24.945)	(55.265)
3.04.05	Compens.Financ.p/Utiliz.Rec. Hídricos	(8.868)	(23.098)	(11.285)	(25.571)
3.04.06	Depreciação / Amortização	(49.342)	(98.798)	(49.699)	(100.316)
3.04.07	Energia Elétrica Comprada p/Revenda	(99.444)	(174.930)	(44.085)	(110.011)
3.04.08	Outros	(92)	(1.429)	(1.288)	(14.905)
3.05	Resultado Bruto	427.928	862.257	390.978	777.176
3.06	Despesas/Receitas Operacionais	(108.667)	(218.029)	(115.458)	(242.642)
3.06.01	Com Vendas	(51.852)	(101.677)	(40.301)	(87.320)
3.06.01.01	Encargos de Uso da Rede Elétrica	(49.720)	(98.791)	(36.754)	(81.522)
3.06.01.02	Outras	(2.132)	(2.886)	(3.547)	(5.798)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
3.06.02	Gerais e Administrativas	(11.745)	(48.329)	(40.823)	(64.709)
3.06.02.01	Pessoal	(12.770)	(21.003)	(12.350)	(19.765)
3.06.02.02	Serviço de Terceiro	(5.831)	(11.593)	(7.528)	(11.897)
3.06.02.03	Depreciação / Amortização	(2.611)	(5.227)	(3.040)	(5.181)
3.06.02.04	Provisões Operacionais, líquida	18.975	15.773	5.036	1.515
3.06.02.05	Pesquisa e Desenvolvimento	484	(9.151)	0	0
3.06.02.06	Taxa de Fiscalização	(2.354)	(4.710)	(2.526)	(4.713)
3.06.02.07	Contribuições e Doações	(1.112)	(2.391)	(1.458)	(2.496)
3.06.02.08	Encargos de Rescisão Contratual	0	0	(14.530)	(14.530)
3.06.02.09	Outras	(6.526)	(10.027)	(4.427)	(7.642)
3.06.03	Financeiras	(43.384)	(64.950)	(32.648)	(87.240)
3.06.03.01	Receitas Financeiras	29.178	60.368	10.240	48.324
3.06.03.01.01	Rendas de Aplicações Financeiras	13.871	32.654	8.310	41.816
3.06.03.01.02	Juros	11.009	12.409	457	1.814
3.06.03.01.03	Variação Monetária	3.790	6.743	300	1.016
3.06.03.01.04	Variação Cambial - Outras	(40)	523	(1.250)	934
3.06.03.01.05	Outras	548	8.039	2.423	2.744
3.06.03.02	Despesas Financeiras	(72.562)	(125.318)	(42.888)	(135.564)
3.06.03.02.01	Encargos de Emprést.,Financ.e Debêntures	(34.960)	(72.352)	(43.988)	(88.765)
3.06.03.02.02	Encargos de Prov.Operacionais, liquida	(2.032)	(4.162)	(2.292)	(4.570)
3.06.03.02.03	Encargos de Tributos e Contrib.Sociais	(82)	(187)	(99)	(7.244)
3.06.03.02.04	Encargos de Obrig.Contr. Fundação ELOS	(1.637)	(3.612)	(1.578)	(3.184)
3.06.03.02.05	Encargos da Concessão ANEEL	(4.433)	(8.771)	(3.857)	(7.632)
3.06.03.02.06	Encargos do Passivo Atuarial - Plano BD	(9.759)	(19.518)	(8.067)	(16.531)
3.06.03.02.07	Var. Monet. Emprést.Financ. e Debêntures	(3.606)	(6.458)	(1.211)	(4.318)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
3.06.03.02.08	Var.Monet. Prov. Operacionais, líquida	(504)	(1.292)	(1.799)	(3.137)
3.06.03.02.09	Var.Monet. Obrig. Contr.Fundação ELOS	(263)	(1.625)	(2.235)	(4.045)
3.06.03.02.10	Var. Monet. Concessão ANEEL	532	(1.214)	(2.592)	(5.008)
3.06.03.02.11	Variação Monetária - Outras	(394)	(2.437)	647	(197)
3.06.03.02.12	Var. Cambial Emprést.Financiamentos	(7.405)	25.100	121.837	128.808
3.06.03.02.13	Var. Cambial de Aplicações Financeiras	645	(972)	(4.294)	(3.389)
3.06.03.02.14	Variação Cambial - Outras	(22)	31	(780)	(625)
3.06.03.02.15	Perdas com Swap de Taxa de Câmbio/Juros	(2.032)	(17.526)	(82.571)	(102.144)
3.06.03.02.16	Outras	(6.610)	(10.323)	(10.009)	(13.583)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(1.686)	(3.073)	(1.686)	(3.373)
3.06.06.01	Amortização Ágio na Partic. Empresas	(1.686)	(3.373)	(1.686)	(3.373)
3.06.06.02	Equiv.Patrim.s/Ajuste Exercício Anterior	0	300	0	0
3.07	Resultado Operacional	319.261	644.228	275.520	534.534
3.08	Resultado Não Operacional	(34.531)	17.134	(52)	(110)
3.08.01	Receitas	(32.514)	45.918	41	69
3.08.02	Despesas	(2.017)	(28.784)	(93)	(179)
3.09	Resultado Antes Tributação/Participações	284.730	661.362	275.468	534.424
3.10	Provisão para IR e Contribuição Social	(66.641)	(78.373)	(53.921)	(137.698)
3.10.01	Contribuição Social	(22.291)	(25.593)	(11.745)	(29.670)
3.10.02	Imposto de Renda	(44.350)	(52.780)	(42.176)	(108.028)
3.11	IR Diferido	(29.327)	(50.421)	(1.093)	(4.045)
3.11.01	Contribuição Social	(3.331)	(33.801)	(3.023)	(8.204)
3.11.02	Imposto de Renda	(25.996)	(16.620)	1.930	4.159

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	188.762	532.568	220.454	392.681
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO	0,28918	0,81589	0,33774	0,60159
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Receita Operacional Bruta

Consolidado

A receita bruta consolidada do segundo trimestre de 2006 alcançou R$ 754.408, representando um crescimento de 16,8% em relação ao mesmo período de 2005.

As vendas consolidadas no segundo trimestre de 2006 totalizaram 8.305 MWh, um incremento de 13,3% em relação aos 7.328 MWh vendidos em igual período do ano anterior. O preço médio dos contratos comercializados atingiu R$ 90,24/MWh, 6,9% superior ao preço médio da energia vendida através de contratos no mesmo período do ano anterior, que foi de cerca de R$ 84,42/MWh.


Receita Operacional Bruta - R$ milhões
646
754
2T05
2T06


Volume de Vendas - MWh
7.328
8.305
2T05
2T06


Preço Médio - R$/MWh
84.4
90.2
2T05
2T06

Controladora

A receita bruta da controladora no segundo trimestre de 2006 foi de R$ 657.555, 7,6% superior a do mesmo período do ano anterior.

As vendas da controladora no segundo trimestre de 2006 foram de 6.574 MWh, uma redução de 5,7% se comparado aos 6.948 MWh do mesmo trimestre de 2005. O preço médio de energia vendida atingiu R$ 92,56, 10,7% maior que o preço médio praticado no segundo trimestre de 2005 que foi de R$ 83,49.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

De acordo com a orientação contida em Despacho nº 657/2006 da Agência Nacional de Energia Elétrica – ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que vinha sendo registrado na receita operacional, na rubrica "Subvenção Combustível – CCC/CDE" passou a ser apresentado como conta retificadora do custo de produção de energia elétrica, na conta "combustível para produção de energia elétrica". Os montantes de R$ 85.669 e R$ 182.793, relativos ao segundo trimestre e primeiro semestre de 2005, respectivamente, apresentados na receita operacional nas Informações Trimestrais de 30.06.2005, foram reclassificados, de modo a permitir uma melhor análise comparativa entre os trimestres apresentados.

Receita Líquida

Consolidado

A receita líquida consolidada do segundo trimestre de 2006 totalizou R$ 665.349, significando expansão de 17,5% em relação ao mesmo período de 2005.

As deduções sobre a receita bruta consolidada, que se referem substancialmente a tributos incidentes sobre as vendas, cresceram 11,3% entre os períodos comparados, passando de R$ 80.047 para R$ 89.059. Esta variação deve-se, basicamente, à combinação dos seguintes fatores:

- aumento da receita operacional bruta;
- a partir de junho de 2005, em decorrência do Mandato de Segurança impetrado contra a Receita Federal, a Companhia recolheu o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31 de outubro de 2003, com prazo superior a um ano e a preço pré-determinado com base no regime de tributação cumulativo, à alíquota de 3,65%, enquanto que em abril e maio de 2005, a Companhia recolheu o PIS e a COFINS com base no regime tributário não-cumulativo, à alíquota 9,25%;
- em 2006, em função da mudança de procedimento contábil de registro das aplicações em pesquisa e desenvolvimento, o percentual (1%) sobre a receita da Companhia que deve ser aplicado em projetos desta natureza passou a ser reconhecido no mês de sua competência e apresentado como dedução da receita bruta.

Controladora

A receita líquida da controladora neste trimestre de 2006 foi de R$ 599.141, 11,5% superior a do mesmo trimestre do ano anterior. Este incremento foi resultante do aumento da receita operacional bruta, além da variação nas deduções da receita operacional bruta pela combinação dos fatores acima mencionados.

Custos e Despesas Gerais e Administrativas

Consolidado

O total dos custos e despesas gerais e administrativas consolidados foi de R$ 301.018 neste trimestre, apresentando um acréscimo de 17,5% sobre o período equivalente do ano anterior. Esta variação decorre do comportamento dos principais componentes a seguir:

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- **Pessoal, Material e Serviço de Terceiro:** queda de R$ 5.607 em relação ao mesmo período do ano anterior em decorrência, principalmente, de mudança de prática contábil. A partir de 2006, os gastos com grandes manutenções passaram a ser registrados no ativo imobilizado para serem depreciados ao longo do ciclo de manutenção. No segundo trimestre de 2005 esse valor foi de R$ 5.288.

- **Combustível para Produção de Energia Elétrica:** o crescimento de R$ 15.316 em relação ao mesmo período do ano anterior foi em virtude do aumento de consumo de carvão destinado à geração térmica para exportação de energia elétrica.

- **Energia Elétrica Comprada para Revenda:** aumento de R$ 55.359 em relação ao mesmo período de 2005, que reflete, principalmente, a) o maior volume de compromissos contratuais de venda de energia; b) a necessidade de reposição da energia do contrato com a CIEN, que se mostrou indisponível no período; c) o aumento médio dos Preços de Liquidação de Diferenças – PLD, na Câmara de Comercialização de Energia Elétrica - CCEE, que resultou no crescimento dos custos de energia de substituição térmica; e d) os maiores custos do Mecanismo de Realocação de Energia - MRE, em decorrência da produção reduzida, conforme comentado no tópico Produção.

- **Encargos de Uso da Rede Elétrica:** R$ 12.966 superior ao segundo trimestre de 2005, em decorrência do aumento do volume de vendas através de contratos bilaterais em substituição aos contratos iniciais, sobre os quais não incidiam encargos de transmissão.

- **Provisões Operacionais Líquidas:** no segundo trimestre de 2006 a Companhia reverteu uma provisão para contingência cível no valor de R$ 22.005, em virtude de remota probabilidade de perda atual.

Custos e Despesas Gerais e Administrativas

Controladora

Os custos e despesas gerais e administrativas na controladora foram de R$ 301.504 no trimestre atual, 6,9% superior ao mesmo período do ano anterior. Este aumento decorre do comportamento dos principais componentes a seguir:

- **Pessoal, Material e Serviço de Terceiro:** redução de R$ 4.831 em relação ao mesmo trimestre de 2005, em decorrência, basicamente, de mudança de prática contábil. A partir de 2006, os gastos com grandes manutenções passaram a ser registrados no ativo imobilizado para serem depreciados ao longo do ciclo de manutenção. No segundo trimestre de 2005 esse valor foi de R$ 5.288.

- **Combustível para Produção de Energia Elétrica:** o acréscimo de R$ 14.666 em relação ao período equivalente do ano anterior foi em virtude do aumento de consumo de carvão destinado à geração térmica para exportação de energia elétrica.

- **Energia Elétrica Comprada para Revenda:** aumento de R$ 13.649 em relação ao mesmo período do ano anterior, que reflete, basicamente, a) a necessidade de reposição da energia do contrato com a CIEN, que se mostrou indisponível no período; b) o aumento médio dos Preços de Liquidação de Diferenças – PLD, na Câmara de Comercialização de Energia Elétrica - CCEE, que resultou no crescimento dos custos de energia de substituição térmica; e c) os maiores custos do

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Mecanismo de Realocação de Energia - MRE, em decorrência da produção reduzida, conforme comentado no tópico Produção.

- **Encargos de Uso da Rede Elétrica:** R$ 13.119 superior ao mesmo trimestre de 2005, em virtude do incremento do volume de vendas através de contratos bilaterais em substituição aos contratos iniciais, sobre os quais não incidiam encargos de transmissão.

- **Provisões Operacionais Líquidas:** neste trimestre, a Companhia reverteu uma provisão para contingência cível no valor de R$ 22.005, em virtude da remota probabilidade de perda atual.

Resultado Operacional (EBIT)

O resultado operacional (EBIT) consolidado atingiu R$ 364.331 (R$ 330.429, na controladora) no segundo trimestre de 2006, denotando uma expansão de 17,6% (17,5%, na controladora) em relação ao segundo trimestre de 2005.


EBIT (R$ milhões) e Margem EBIT (%)
Consolidado
310
364
2T05
2T06
EBIT
Margem EBIT


EBIT (R$ milhões) e Margem EBIT (%)
Controladora
281
330
2T05
2T06
EBIT
Margem EBIT

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

EBITDA e Margem EBITDA

Refletindo os efeitos anteriormente comentados, o EBITDA consolidado do trimestre alcançou R$ 416.284 (R$ 370.054, na controladora), representando margem EBITDA de 62,6% (61,8%, na controladora), praticamente estável se comparado ao segundo trimestre de 2005.


EBITDA (R$ milhões) e Margem EBITDA (%)
Consolidado
363
416
2T05
2T06
EBITDA
Margem EBITDA


EBITDA (R$ milhões) e Margem EBITDA (%)
Controladora
322
370
2T05
2T06
EBITDA
Margem EBITDA

Resultado Financeiro

O resultado financeiro consolidado alcançou R$ 43.384 (R$ 25.733, na controladora), neste trimestre de 2006, esta variação deve-se, principalmente, aos seguintes aspectos:

- Aumento no consolidado de R$ 43.764 (R$ 33.248, na controladora) na despesa de variação cambial sobre empréstimos e financiamentos, líquida da perda com operações de *hedge* cambial, em relação ao segundo trimestre de 2005. Cabe mencionar que, enquanto no segundo trimestre de 2005 ocorreu uma valorização do Real de 13,5% frente à cesta de moedas da dívida, no segundo trimestre de 2006 a valorização foi de 1,6%;

- aumento na receita financeira consolidada em R$ 18.938 (R$ 19.486, na controladora), devido basicamente ao incremento do rendimento das aplicações financeiras e ao reconhecimento de receitas não recorrentes no segundo trimestre de 2006; e

- redução R$ 14.090, no consolidado, nos encargos financeiros e variação monetária sobre os empréstimos, financiamentos e obrigações, em função, principalmente, do pré-pagamento, em maio de 2005, do financiamento junto ao Banco Interamericano de Desenvolvimento (BID). Na controladora a redução foi de R$ 3.843, inferior à do consolidado, em virtude dos efeitos decorrentes do pré-pagamento anteriormente citado ter sido realizado pela controladora CEM e, portanto, não ter impactado o resultado financeiro da controladora.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Resultado Não Operacional

O incremento no resultado não operacional, consolidado e na controladora, deve-se, basicamente, ao reconhecimento do ajuste a valor presente, no montante de R$ 32.814, dos valores a receber decorrentes da venda do Projeto Jacuí.

Lucro Líquido

A Companhia apurou um lucro líquido de R$ 188.762 no segundo trimestre de 2006, sendo este de R$ 220.454 no mesmo período de 2005. Excluindo-se os efeitos do ganho cambial e da redução das despesas de imposto de renda e contribuição social, em decorrência do pagamento de juros sobre o capital próprio – JSCP, ambos apurados no segundo trimestre de 2005, o lucro líquido daquele trimestre passaria para R$ 148.082. Considerando-se essas exclusões, verifica-se o incremento de 27,5% no lucro líquido do segundo trimestre de 2006.

No acumulado de 2006, o lucro líquido atingiu R$ 532.568, representando um crescimento de 35,6% em relação ao mesmo período de 2005. Desconsiderados do lucro do primeiro semestre de 2006, os efeitos da venda da participação remanescente do Projeto Jacuí e do ganho cambial, o mesmo passaria para R$ 416.811, e excluídos os impactos dos fatores mencionados no parágrafo anterior sobre o lucro do primeiro semestre de 2005, aquele seria de R$ 331.975. Levando em conta estas deduções, observa-se o crescimento do lucro líquido de 25,6% no lucro líquido do primeiro semestre de 2006.


Lucro Líquido - R$ milhões
220
189
393
533
2T05
2T06
6M05
6M06

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Unidades)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Unidades)	
01	ITÁ ENERGÉTICA S. A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,40
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.606.840		253.606.840	
02	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	17,78
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		344.528.001		344.528.001	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PARTICULAR
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGP-M mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% da Taxa DI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

1. Posição acionária dos acionistas com mais de 5% do capital social da Companhia em 30.06.2006

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
Suez Energy South America Participações Ltda.	448.630.454	68,73	Brasileira
Banco Clássico S.A.	65.268.744	10,00	Brasileira
	513.899.198	78,73	

1.1 Distribuição do capital social dos controladores até o nível de pessoa física em 30.06.2006

1.1.1 Suez Energy South America Participações Ltda.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Suez-Tractebel S.A.	668.322.228	99,99	Belga

1.1.2 Banco Clássico S.A.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
José João Abdala Filho	745.685.582	99,99	Brasileira

2. Participação acionária do acionista controlador, administradores e membros do conselho fiscal em 30.06.2006:

Acionista	Quantidade de ações ordinárias	% do capital
Controladora Suez Energy South America Participações Ltda.	448.630.454	68,73
Conselho de Administração	131.623	0,02
Diretoria Executiva	-	-
Conselho Fiscal	-	-
	448.762.077	68,75

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

3. Quantidade de ações em circulação em 30.06.2006

	Quantidade de ações ordinárias	%
Total de ações da Companhia	652.742.192	100,00
Total de ações detidas pelo Controlador e Administradores	(448.762.077)	(68,75)
Total de ações em circulação	**203.980.115**	**31,25**

4. Cláusula Compromissória de arbitragem

O Estatuto Social da Companhia, alterado para adequação às regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa, contempla, em seu Art. 39, a seguinte Cláusula Compromissória de arbitragem:

"A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou decorrente, em especial, da aplicação, validade, eficácia, violação e interpretação das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem e do Contrato de Participação do Novo Mercado."

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

MELHORIA NA CLASSIFICAÇÃO DE RISCO

A Companhia informou ao mercado que a Standard & Poor's Ratings Services elevou seu rating de crédito corporativo de brA+ para brAA, baseada nosólido desempenho financeiro apresentado pela Companhia nos últimos trimestres.

Esta revisão positiva na classificação de risco foi acompanhada pela Fitch Ratings, que também elevou o rating da Tractebel Energia de AA-(bra) para AA(bra).

De acordo com a Standard & Poor's, os ratings da maior empresa privada de energia do Brasil estão sustentados pelo alto nível de energia contratada até 2010 e pelo equilíbrio entre suas vendas nos mercados regulado (distribuidoras em geral) e competitivo (clientes livres e comercializadoras). Além disso, as unidades geradoras da empresa têm um desempenho operacional adequado, apresentando disponibilidade geral acima de 90% e portfólio de geração diversificado, com um risco hidrológico relativamente baixo.

O presidente da Tractebel Energia, Manoel Zaroni Torres ressaltou: "Este é um reconhecimento dos agentes econômicos pelo ótimo desempenho que estamos alcançando e pelas boas perspectivas da empresa, que a colocam em situação confortável para realizar investimentos, principalmente nas hidrelétricas de Estreito e São Salvador."

LEILÃO DE ENERGIA

A Companhia participou do leilão de "energia nova" (gerada por usinas que entraram em operação a partir de janeiro de 2000 e em construção ou a serem construídas), organizado pela ANEEL Agência Nacional de Energia Elétrica.

O objetivo de participação foi firmar contratos de 30 anos, a partir de 2009, para a energia das usinas de Itá e Cana Brava.

Como resultado final, a Companhia vendeu 493MW médios das usinas de Itá e Cana Brava a um preço médio de R$ 128,30/MWh.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos Administradores e Acionistas
Tractebel Energia S.A.
Florianópolis – SC

1. Efetuamos uma revisão especial das Informações Trimestrais - ITR da Tractebel Energia S.A. (individuais e consolidadas), correspondentes ao trimestre findo em 30 de junho de 2006, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é emitir relatório, sem expressar opinião, sobre essas Informações Trimestrais - ITR.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais - ITR; e b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e operações da Companhia.

3. Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais - ITR referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis adotadas no Brasil, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM, especificamente aplicáveis à elaboração das Informações Trimestrais - ITR.

Florianópolis, 14 de julho de 2006.

Paulo Ricardo Pinto Alaniz
Sócio - contador
CRC RS – 042460/O – 3 “S” SC
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S”

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE